Basis of Presentation
The following Management's Discussion and Analysis ("MD&A") of the financial and operating results of Pembina Pipeline Corporation ("Pembina" or the "Company") is dated May 2, 2019, and is supplementary to, and should be read in conjunction with, Pembina's March 31, 2019 condensed consolidated interim financial statements ("Interim Financial Statements") as well as Pembina's consolidated annual financial statements ("Consolidated Financial Statements") and MD&A for the year ended December 31, 2018. All financial information has been prepared in accordance with IAS 34 Interim Financial Reporting and is expressed in Canadian dollars unless otherwise noted. Pembina adopted IFRS 16 Leases effective January 1, 2019 using the modified retrospective approach; therefore comparative information has not been restated. A description of Pembina's operating segments and additional information about Pembina is filed with Canadian and U.S. securities commissions, including quarterly and annual reports, Annual Information Forms (filed with the U.S. Securities and Exchange Commission under Form 40-F), and Management Information Circulars, can be found online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.
Abbreviations
For a list of abbreviations that may be used in this MD&A, refer to the Abbreviations section of this MD&A.

Non-GAAP Financial Measures
Pembina has identified operating and financial performance measures that management believes provide meaningful information in assessing Pembina's underlying performance. Readers are cautioned that these measures do not have a standardized meaning prescribed by International Financial Reporting Standards ("IFRS") and therefore may not be comparable to similar measures presented by other entities. Refer to the Non-GAAP Measures section of this MD&A for a list and description, including reconciliations to the most directly comparable GAAP measure, of such non-GAAP measures.
Risk Factors and Forward-Looking Information
Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of Pembina. Such risk factors are presented in Pembina's MD&A and Pembina's Annual Information Form ("AIF") for the year ended December 31, 2018. The Company’s financial and operational performance is potentially affected by a number of factors, including, but not limited to, the factors described within the Forward-Looking Information section of this MD&A. This MD&A contains forward-looking statements based on Pembina’s current expectations, estimates, projections and assumptions. This information is provided to assist readers in understanding the Company’s future plans and expectations and may not be appropriate for other purposes.

1 Pembina Pipeline Corporation First Quarter 2019

1. ABOUT PEMBINA
Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.
Purpose of Pembina:
To be the leader in delivering integrated infrastructure solutions connecting global markets;

•	Customers choose us first for reliable and value-added services;

•	Investors receive sustainable industry-leading total returns;

•	Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and

•	Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina Pipeline Corporation First Quarter 2019 2

2. FINANCIAL & OPERATING OVERVIEW
Consolidated financial overview three months ended March 31
Results of operations

($ millions, except where noted) (unaudited)	2019	2018	Change	% Change
Revenue	1,968	1,837	131	7
Net revenue(1)	774	719	55	8
Gross profit	588	568	20	4
Earnings	313	330	(17)	(5)
Earnings per common share – basic and diluted (dollars)	0.55	0.59	(0.04)	(7)
Cash flow from operating activities	608	498	110	22
Cash flow from operating activities per common share – basic (dollars)(1)	1.20	0.99	0.21	21
Adjusted cash flow from operating activities(1)	578	530	48	9
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.14	1.05	0.09	9
Capital expenditures	361	324	37	11
Adjusted EBITDA(1)	773	688	85	12
Total volume (mboe/d)(2)	3,403	3,266	137	4

(1)	Refer to "Non-GAAP Measures".

(2)
Total revenue volumes. Revenue volumes are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.

Bridge analysis of earnings ($ millions)
Results overview
Earnings in the first quarter of 2019 were positively impacted by increased gross profit from both the Pipeline and Facilities divisions from new assets that were placed into service in late 2018 as well as additional commitments on existing assets. The positive impact was offset by decreased gross profit from the Marketing & New Ventures division, due to an unrealized loss from derivative contracts, as well as increased net finance costs. Net finance costs in 2018 included a gain related to the convertible debentures. The decrease in deferred tax expense largely offsets the increase in current tax expense as both are related to timing differences between accounting and tax.

3 Pembina Pipeline Corporation First Quarter 2019

Changes in results

Revenue	▲
$131 million increase, primarily driven by revenue associated with new assets recently placed into service (see Projects and New Developments sections), increased NGL sales volumes, a $33 million contract dispute settlement and increased recovery of operating expenses.

Operating expenses	●
Consistent with prior period as increases in power costs ($20 million), as a result of both increased power pool prices and higher consumption from new assets placed into service, combined with increased repairs and maintenance ($12 million) resulting from higher geotechnical spending and an outage at the Resthaven facility, were offset by a $30 million recovery reclassification from 2018 which increased operating expenses and reduced cost of sales.

Share of profit from equity accounted investees	▲
$20 million increase primarily due to increased Veresen Midstream volumes following the North Central Liquids Hub going into service, combined with the impact of an $8 million finance gain reversal recorded during the first quarter of 2018 and savings from transitioning Alliance to an owner-operator model.

Realized gain on commodity-related derivatives	▲
$37 million increase due to the recognition of a gain for both crude and propane derivatives that were settled during the period at prices that were higher than contracted, compared to the losses that were realized during the first quarter of 2018.

Unrealized loss on commodity-related derivatives	▼
$75 million negative variance primarily due to increases in the prices of crude and propane which drove the associated derivative contracts into a loss position compared to the gain position in the first quarter of 2018, when prices were lower.

General & administrative and other expense	▼
$13 million increase mainly due to an increase in net salaries and benefits expense as a result of higher long-term incentives driven by Pembina's increasing share price and additional staff to support the growth in the Company's asset base.

Net finance costs	▼
$20 million increase due to the gain on revaluation of the conversion feature of the convertible debentures recognized in the prior period and since matured, combined with the additional interest expense recognized on the adoption of IFRS 16 of $5 million.

Current income tax expense	▼	$54 million increase is primarily due to the growth in partnership earnings in the prior year that are recognized in taxable income in the current year.
Deferred tax expense	▲	$50 million decrease is primarily due to the decrease in prior period deferred partnership earnings which are recorded in current tax expense as described above.
Earnings	▼	$17 million decrease compared to the first quarter of 2018 driven by the items noted above.
Cash flow from operating activities	▲
$110 million increase, primarily driven by increase in operating results after adjusting for non-cash items, $71 million change in non-cash working capital, $44 million increase in distributions from equity accounted investees, offset by $51 million increase in taxes paid, combined with the $15 million impact from the adoption of IFRS 16.

Adjusted cash flow from operating activities(1)	▲	$48 million increase largely due to the same items impacting cash flow from operating activities, discussed above, net of the $71 million change in non-cash working capital.
Adjusted EBITDA(1)	▲
$85 million increase primarily due to the contribution from new assets placed into service, combined with the impact from the realized gain on commodity-related derivatives and $15 million impact from the adoption of IFRS 16, partially offset by an increase in G&A. Included in adjusted EBITDA is $220 million (2018: $191 million) related to equity accounted investees.

Total volume (mboe/d)(2)	▲	137 mboe/d increase due to new assets placed into service and additional volumes at Veresen Midstream and Redwater.

▲	Increase;	▼	Decrease; or	●	No impact;	to earnings, adjusted EBITDA, cash flow from operations, adjusted cash flow from operating activites or total volumes.

(1)	Refer to "Non-GAAP Measures".

(2)
Total revenue volumes. Revenue volumes are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.

Pembina Pipeline Corporation First Quarter 2019 4

3. SEGMENT RESULTS
Business overview
The Pipelines Division includes liquids and natural gas pipelines with a total capacity of approximately 3 mmboe/d serving various markets and basins across North America. The Pipelines Division is comprised of Pembina's conventional, transmission and oil sands and heavy oil pipeline assets. The primary objectives of the Pipelines Division are to provide safe, responsible, reliable and cost-effective transportation services for customers; pursue opportunities for increased throughput; maintain and grow sustainable return on invested capital by capturing incremental volumes; provide solutions to our customers; grow revenue; and follow a disciplined approach to operating expenses.
The Facilities Division includes infrastructure that provides Pembina's customers with natural gas, condensate and NGL services. Pembina's natural gas gathering and processing assets are strategically positioned in active, liquids-rich areas of the WCSB and are integrated with the Company's other businesses. Pembina provides sweet and sour gas gathering, compression, condensate stabilization, and both shallow cut and deep cut gas processing services for its customers. Virtually all of the condensate and NGL extracted through these facilities is transported by Pembina's Pipelines Division. The Facilities Division includes significant NGL fractionation, cavern storage, and terminalling facilities. These facilities are fully integrated with the Company’s other divisions, providing customers with the ability to access a comprehensive suite of services to enhance the value of their hydrocarbons.
The Marketing & New Ventures Division strives to maximize the value of hydrocarbon liquids and natural gas originating in the basins where the Company operates. Pembina seeks to create new markets, and further enhance existing markets, to support both the Company's and its customers' overall business interests. In particular, Pembina seeks to identify opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure. Pembina strives to increase producer netbacks and product demand to improve the overall competitiveness of the basins where the Company operates. Within the Marketing & New Ventures Division, Pembina undertakes value-added commodity marketing activities including buying and selling products (natural gas, ethane, propane, butane, condensate and crude oil), commodity arbitrage, and optimizing storage opportunities. The marketing business enters into contracts for capacity on both Pembina's and third-party infrastructure, handles proprietary and customer volumes and aggregates production for onward sale. The Marketing & New Ventures Division currently includes the integrated propane dehydrogenation ("PDH") plant and polypropylene ("PP") upgrading facility ("PDH/PP Facility"), being developed by Pembina’s joint venture, Canada Kuwait Petrochemical Corporation ("CKPC"); and the proposed Jordan Cove LNG project.
Financial and operational overview by division

	3 Months Ended March 31
	2019			2018
($ millions, except where noted)(unaudited)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)
Pipelines Division	2,507	340	457	2,424	294	402
Facilities Division	896	158	232	842	143	218
Marketing & New Ventures Division(3)	—	93	121	—	133	104
Corporate	—	(3)	(37)	—	(2)	(36)
Total	3,403	588	773	3,266	568	688

(1)
Pipelines and Facilities divisions are revenue volumes which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.

(2)	Refer to "Non-GAAP Measures".

(3)	Marketed NGL volumes are excluded from volumes to avoid double counting. Refer to "Marketing & New Ventures Division" section for further information.

5 Pembina Pipeline Corporation First Quarter 2019

Pipelines Division
Financial overview three months ended March 31
Results of operations

($ millions, except where noted) (unaudited)	2019	2018	Change	% Change
Conventional Pipelines revenue(1)	314	257	57	22
Transmission Pipelines revenue(1)	40	36	4	11
Oil Sands Pipelines revenue(1)	62	60	2	3
Pipelines revenue(1)	416	353	63	18
Operating expenses(1)	98	85	13	15
Share of profit from equity accounted investees	79	75	4	5
Depreciation and amortization included in operations	57	49	8	16
Gross profit	340	294	46	16
Adjusted EBITDA(2)	457	402	55	14
Volumes (mboe/d)(3)	2,507	2,424	83	3
Distributions from equity accounted investees	111	90	21	23

Change in Results
Conventional Pipelines revenue(1)	▲
Increase due to revenues associated with Phase IV and V assets placed into service in December 2018 and higher recovery of operating expenses due to increased power pool prices and increased consumption.

Transmission Pipelines revenue	▲
Increase due to higher average tolls, following the re-contracting of the Alberta Ethane Gathering System ("AEGS"), combined with an insurance claim as a result of the force majeure impacting the Vantage system.

Oil Sands Pipelines revenue(1)	●	Revenue from oil sands assets remained consistent with prior period.
Operating expenses(1)	▼
Increase was primarily caused by an increase in power costs due to higher power pool prices and increased consumption from Phase IV and V being placed into service, combined with higher repairs and maintenance costs driven by geotechnical spending for slope mitigation.

Share of profit from equity accounted investees	▲	Increase due to higher revenue from Alliance driven by favourable foreign exchange rates, combined with cost savings associated with transitioning to an owner-operator model for Alliance.
Depreciation and amortization included in operations	▼	Increase in depreciation due to larger asset base as Pembina continued to expand its conventional pipeline system, placing Phase IV and V assets into service during December 2018.
Distributions from equity accounted investees	▲	$111 million consists of $81 million (2018: $61 million) from Alliance and $30 million (2018: $29 million) from Ruby.
Volumes (mboe/d)(3)	▲	Increased revenue volumes driven by the conventional Phase IV and V assets placed into service in December 2018, marginally offset by the force majeure impacting the Vantage system.
Adjusted EBITDA(2)	▲
$55 million increase primarily due to the increase in revenues for the conventional pipelines assets partially offset by the increase in operating expenses, both explained above. Included in adjusted EBITDA is $95 million (2018: $90 million) related to Alliance and $53 million (2018: $47 million) related to Ruby.

Bridge analysis of adjusted EBITDA ($ millions)(2)

(1)	Includes inter-Division transactions. See note 12 of the Interim Financial Statements.

(2)	Refer to "Non-GAAP Measures".

(3)
Revenue volumes. Revenue volumes are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.

Pembina Pipeline Corporation First Quarter 2019 6

Operational overview

	3 Months Ended March 31
	2019			2018
($ millions, except where noted)(unaudited)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)
Pipelines Division
Conventional Pipelines	880	208	240	766	168	199
Transmission Pipelines	563	105	183	584	95	165
Oil Sands Pipelines	1,064	27	34	1,074	31	38
Total	2,507	340	457	2,424	294	402

(1)	Revenue volumes are physical plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d.

(2)	Refer to "Non-GAAP Measures".
Projects & New Developments
The Pipelines Division continues to focus on the execution of various system expansions. The projects in the following table were recently placed into service and impact the Pipelines Division results.

Significant Projects(1)	In-service Date
Phase V Peace Pipeline Expansion	December 2018
Phase IV Peace Pipeline Expansion	December 2018
The following outlines the projects currently underway and new developments within the Pipelines Division:

Phase VI Peace Pipeline Expansion
Capital Cost: $280 million	In-service Date(2): Second half of 2019	Status: On time, trending over budget
This expansion includes upgrades at Gordondale, Alberta; a 16-inch pipeline from La Glace to Wapiti, Alberta and associated pump station and terminal upgrades; and a 20-inch pipeline from Kakwa to Lator, Alberta. Detailed engineering is nearing completion and construction has begun in some areas.

Phase VII Peace Pipeline Expansion
Capital Cost: $950 million	In-service Date(2): First half of 2021	Status: On time, on budget
This expansion will add approximately 240 mbpd of incremental capacity upstream of Fox Creek, accessing capacity available on the pipelines downstream of Fox Creek. Included in the expansion is a new 20-inch, approximately 220-kilometer pipeline in the La Glace-Valleyview-Fox Creek corridor, as well as six new pump stations or terminal upgrades, between La Glace and Edmonton, Alberta. The expansion is currently in Front End Engineering Design ("FEED") with the engineering schedule issued and on track.

Phase VIII Peace Pipeline Expansion
Capital Cost: $500 million	In-service Date(2): In stages starting in 2020 through the first half of 2022	Status: On time, on budget
As previously announced during the quarter, this expansion will include new 10 and 16-inch pipelines in the Gordondale to La Glace corridor as well as six new pump stations or terminal upgrades located between Gordondale and Fox Creek, Alberta. Pre-FEED work is underway for this expansion.

NEBC Montney Infrastructure
Capital Cost: not disclosed separately(3)	In-service Date(2): Third quarter of 2019	Status: On time, on budget
This infrastructure includes producer tie-in connections to Pembina's Birch Terminal as well as upgrades to the terminal including additional storage and pumps, along with minor site modifications. Construction is underway for this project.

Wapiti Condensate Lateral
Capital Cost: not disclosed separately(3)	In-service Date(2): Second half of 2019	Status: On time, on budget
This is a 12-inch lateral, which will connect growing condensate volumes from a third-party owned facility in the Pipestone Montney region into Pembina's Peace Pipeline. Early works construction is underway for this lateral.

(1)
For further details on the Company's significant assets, refer to the Pembina's AIF filed at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.

(2)	Subject to environmental and regulatory approvals. See "Forward-Looking Statements".

(3)	Combined capital cost is $120 million.

7 Pembina Pipeline Corporation First Quarter 2019

Facilities Division
Financial overview three months ended March 31
Results of operations

($ millions, except where noted) (unaudited)	2019	2018	Change	% Change
Gas Services Net Revenue(1)(2)(3)	145	138	7	5
NGL Services Net Revenue(1)(2)(3)	125	110	15	14
Facilities Net Revenue(1)(2)(3)	270	248	22	9
Operating expenses(1)	85	65	20	31
Share of profit from equity accounted investees	12	(5)	17	(340)
Depreciation and amortization included in operations	39	35	4	11
Gross profit	158	143	15	10
Adjusted EBITDA(3)	232	218	14	6
Volumes (mboe/d)(4)	896	842	54	6
Distributions from equity accounted investees	33	19	14	74

Changes in results
Gas Services net revenue(1)(2)(3)	▲
Increase is largely attributable to additional commitments and demand at Duvernay and Kakwa River, combined with increased operating expense recoveries as a result of higher power pool prices and the outage at the Resthaven facility.

NGL Services net revenue(1)(2)(3)	▲
Increase due to additional volumes at Redwater, an increase in operating expense recoveries due to higher power pool prices and the contribution from the Burstall Ethane Storage Facility which was placed into service in January 2019.

Operating expenses(1)	▼
Increase primarily caused by higher power pool prices and increased consumption from Burstall being placed into service, the outage at the Resthaven facility and higher labour costs as a result of increased headcount.

Share of profit from equity accounted investees	▲
Increase largely the result of increased volumes at Veresen Midstream due in part to the North Central Liquids hub being placed into service in June 2018, combined with the impact of an $8 million finance gain reversal recorded during the first quarter of 2018.

Depreciation and amortization included in operations	▼	Increase in depreciation due to additional assets placed into service, including Burstall and other cavern storage assets and the rail yard expansion.
Distributions from equity accounted investees	▲	$33 million consists of $30 million (2018: $17 million) from Veresen Midstream and $3 million (2018: $2 million) from Fort Saskatchewan.
Volumes (mboe/d)(4)	▲
Increased revenue volumes primarily due to additional volumes at Veresen Midstream due in part to the North Central Liquids hub being placed into service in June 2018, combined with higher volumes at Redwater.

Adjusted EBITDA(3)	▲
$14 million increase primarily due to strong performance at Veresen Midstream driven by the North Central Liquids Hub going into service and strong demand from key customers. Included in adjusted EBITDA is $49 million (2018: $35 million) related to Veresen Midstream.

Bridge analysis of adjusted EBITDA ($ millions)(3)

(1)	Includes inter-Division transactions. See note 12 of the Interim Financial Statements.

(2)
Revenue and cost of goods sold reported for all 2018 periods have been restated to reflect updated presentation for 2019, where the majority of cost of goods sold and corresponding revenues are reported in the Marketing & New Ventures Division.

(3)	Refer to "Non-GAAP Measures".

(4)	Revenue volumes which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.

Pembina Pipeline Corporation First Quarter 2019 8

Operational overview

	3 Months Ended March 31
	2019			2018
($ millions, except where noted)(unaudited)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)
Facilities Division
Gas Services	682	82	138	636	66	126
NGL Services	214	76	94	206	77	92
Total	896	158	232	842	143	218

(1)	Revenue volumes which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.

(2)	Refer to "Non-GAAP Measures".
Projects & New Developments
The Facilities Division continues to build-out its natural gas and NGL processing and fractionation assets to service customer demand. The projects in the following table were recently placed into service and impact the Facilities Division results.

Significant Projects(1)	In-service Date
Redwater Co-generation	March 2019
Burstall Ethane Storage	January 2019
Rail Yard Expansion	December 2018
Cavern Storage	Throughout 2018
Veresen Midstream(2)
North Central Liquids Hub	June 2018
Saturn Phase II Gas Plant	January 2018
During the quarter, the Company's one million-barrel Burstall Ethane Storage Facility located near Burstall, Saskatchewan was placed into service in January 2019 and the Company's 45 MW co-generation facility at the Redwater complex was also placed into service at the end of March, on time and under budget.
The following outlines the projects currently underway and new developments within the Facilities Division:

Duvernay II
Capital Cost: $320 million	In-service Date(3): Fourth quarter of 2019	Status: On time, on budget
Duvernay II is the first tranche of infrastructure development under the 20-year infrastructure development and service agreement with Chevron Canada Limited and KUFPEC. This development includes 300 mmcf/d of raw gas separation and water removal infrastructure; a 100 MMcf/d sweet gas, shallow cut processing facility; 30 mbpd of condensate stabilization; and other associated infrastructure. Engineering for the projects is substantially complete and long lead equipment has begun to arrive onsite.

Duvernay III
Capital Cost: $175 million	In-service Date(3): Mid to late 2020	Status: On time, on budget
Duvernay III is the second tranche of infrastructure development under the 20-year infrastructure development and service agreement with Chevron Canada Limited and KUFPEC. This development includes a 100 MMcf/d sweet gas, shallow cut processing facility, 20 mbpd of condensate stabilization and other associated infrastructure. Detailed design is progressing and long lead equipment is being ordered.

Duvernay Sour Treating Facilities
Capital Cost: $65 million	In-service Date(3): First quarter of 2020	Status: recently announced
Sour gas treating facilities at the Duvernay Complex including 150 mmcf/d sour gas sweetening system with the potential for 300 mmcf/d of amine regeneration capability and one tonne of sulphur per day of acid gas incineration. Engineering for the project is progressing and long lead equipment has been ordered.

9 Pembina Pipeline Corporation First Quarter 2019

Prince Rupert Terminal
Capital Cost: $250 million	In-service Date(3): Mid 2020	Status: On time, on budget
The Prince Rupert LPG export terminal is located on Watson Island, British Columbia and is expected to have a permitted capacity of approximately 25 mbpd of LPG. The LPG supply will be sourced primarily from the Company's Redwater complex. Grading and drainage of the main facilities area has been completed and material deliveries have started.

Hythe Developments
Capital Cost(4): $185 million	In-service Date(3): Late 2020	Status: On time, on budget
Pembina and its 45 percent owned joint venture, Veresen Midstream, will construct natural gas gathering and processing infrastructure in the Pipestone Montney region. The infrastructure consists of an expansion of up to 125 MMcf/d (56 MMcf/d net to Pembina) of sour gas processing at Veresen Midstream's existing Hythe facility; the construction, by Veresen Midstream, of a new, approximately 60-kilometre, 12-inch sour gas pipeline and the construction, by Pembina, of various laterals. Long lead equipment for both the facility and the pipeline has been ordered.

Empress Fractionation
Capital Cost: $120 million	In-service Date: Late 2020	Status: On time, on budget
This expansion is expected to add approximately 30 mbpd of propane-plus capacity to Pembina's Empress NGL Extraction Facility. Engineering for the project is nearing completion with early works construction underway.

(1)
For further details on the Company's significant assets refer to the Pembina's AIF filed at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.

(2)
Investment in equity accounted investee, which Pembina has a 45 percent interest in as of March 31, 2019. Results from Veresen Midstream impact share of profit from equity accounted investees and proportionally consolidated metrics. See note 5 to the Interim Financial Statements.

(3)	Subject to environmental and regulatory approvals. See "Forward-Looking Statements".

(4)	Net to Pembina.
Subsequent to the quarter, Pembina executed further agreements with Chevron Canada to construct sour gas treating facilities at the Duvernay complex (the "Duvernay Sour Treatment Facilities"). These facilities will include a 150 mmcf/d sour gas sweetening system with the potential for 300 mmcf/d of amine regeneration capability and one tonne of sulphur per day of acid gas incineration. These facilities have an expected capital cost of $65 million and an anticipated in-service date in the first quarter of 2020, subject to environmental and regulatory approvals. The Duvernay Sour Treating Facilities will have a 20-year contractual life and be back-stopped by fixed-return arrangements. Further, with the addition of sour treating infrastructure, Pembina is positioned to handle future third party sour gas volumes at the Duvernay complex.
In conjunction with the Duvernay Sour Treating Facilities, additional modifications are required at the Duvernay II and Duvernay III projects to meet the new sour specifications. Accordingly the capital costs of Duvernay II and Duvernay III have been revised to $320 million and $175 million, respectively.
On April 4, 2019, Pembina elected to cause all of the Veresen Midstream Class B Units held by its joint venture partner to be converted to Class A Units. This election will eliminate further dilution of Pembina's ownership in Veresen Midstream.  Pembina's interest in Veresen Midstream for the three months ended March 31, 2019, and subsequent to the conversion of Class B Units is 45 percent.

Pembina Pipeline Corporation First Quarter 2019 10

Marketing & New Ventures Division
Financial overview three months ended March 31
Results of operations

($ millions, except where noted) (unaudited)	2019	2018	Change	% Change
Marketing Revenue(1)(2)	1,396	1,332	64	5
Cost of goods sold(1)(2)	1,265	1,212	53	4
Net revenue(1)(3)	131	120	11	9
Share of profit from equity accounted investees	5	6	(1)	(17)
Realized (gain) loss on commodity-related derivative financial instruments	(19)	18	(37)	(206)
Unrealized loss (gain) on commodity-related derivative financial instruments	45	(30)	75	(250)
Depreciation and amortization included in operations	17	5	12	240
Gross profit	93	133	(40)	(30)
Adjusted EBITDA(3)	121	104	17	16
Volumes (mboe/d)(4)	216	189	27	14
Distributions from equity accounted investees	26	17	9	53

Change in results
Marketing revenue(1)(2)	▲
Increase primarily due to higher NGL sales volumes driven by increased volumes at Redwater, a $33 million settlement from an ongoing contract dispute that was resolved during the quarter and supported by consistent performance in the crude marketing business, partially offset by a weaker sales market for butane during the first quarter of 2019.

Cost of goods sold(1)(2)	▼
Increase due to the additional NGL sales volumes noted in revenue above, partially offset by a $10 million adjustment on the adoption of IFRS 16 that reduced cost of goods sold and increased depreciation and finance costs.

Share of profit from equity accounted investees	●	Consistent with prior period.
Realized gain on commodity-related derivatives	▲
Increase due to the swing to a gain position for both crude and propane derivatives that were settled during the period at prices that were higher than the contracted price, compared to losses that were realized during the first quarter of 2018.

Unrealized loss on commodity-related derivatives	▼
Increase in unrealized loss primarily due to increases in the price of crude and propane which drove the associated derivative contracts into a loss position, compared to the gain position in the first quarter of 2018 when prices were lower.

Depreciation and amortization included in operations	▼	Increase largely due to $9 million of depreciation on leased rail cars which are recognized as a right-of-use asset and depreciated following the adoption of IFRS 16.
Distributions from equity accounted investees	▲	$26 million (2018: $17 million) from Aux Sable.
Volumes (mboe/d)(4)	▲	Increased NGL sales volumes primarily driven by increased volumes at Redwater.
Adjusted EBITDA(3)	▲
$17 million increase primarily due to higher contribution from Aux Sable as a result of lower operating expenses and realized gain on commodity-related derivatives, combined with the $10 million impact of the adoption of IFRS 16. Included in adjusted EBITDA is $18 million (2018: $13 million) related to Aux Sable.

Bridge analysis of adjusted EBITDA ($ millions)(3)(5)

(1)	Includes inter-Division transactions. See note 12 of the Interim Financial Statements.

(2)
Revenue and cost of goods sold reported for all 2018 periods have been restated to reflect updated presentation for 2019, where the majority of cost of goods sold and corresponding revenues are reported in the Marketing & New Ventures Division.

(3)	Refer to "Non-GAAP Measures".

(4)	Marketed NGL volumes. Volumes are stated in mboe/d.

(5)	Marketing revenue excludes positive contract settlement of $33 million.

11 Pembina Pipeline Corporation First Quarter 2019

Operational overview

	3 Months Ended March 31
	2019			2018
($ millions, except where noted)(unaudited)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)
Marketing & New Ventures Division
Marketing	216	93	127	189	133	110
New Ventures(3)	—	—	(6)	—	—	(6)
Total	216	93	121	189	133	104

(1)	Marketed NGL volumes. Volumes are stated in mboe/d.

(2)	Refer to "Non-GAAP Measures".

(3)	All New Ventures projects have not yet commenced operations and therefore have no volumes or gross profit.
Projects & New Developments
The following outlines the projects currently underway and new developments within the Marketing & New Ventures Division:

PDH/PP Facility
Capital Cost(1): $2.5 billion	In-service Date(2): Mid 2023	Status: On time, on budget
As previously announced during the quarter, Pembina along with Petrochemical Industries Company K.S.C. ("PIC") of Kuwait, announced a positive final investment decision to construct a 550,000 tonne per annum integrated propane dehydrogenation ("PDH") plant and polypropylene ("PP") upgrading facility ("PDH/PP Facility") through their equally-owned joint venture entity, Canada Kuwait Petrochemical Corporation. The PDH/PP Facility will be located adjacent to Pembina's Redwater fractionation complex and will convert approximately 23,000 bpd of locally supplied propane into polypropylene, a high value recyclable polymer used in a wide range of finished products including automobiles, medical devices, food packaging and home electronic appliances, among others.

The project is now transitioning into the execution phase including obtaining engineering, procurement and construction bids, site clearing activities and the placement of long-lead equipment orders.

Jordan Cove LNG Project (proposed)
The proposed Jordan Cove LNG project is a world-scale LNG export facility which would transport North American natural gas to world markets. The project is made up of two parts: the LNG terminal, with a planned design capacity of 7.8 million tonnes per annum and the Pacific Connector Gas pipeline which would transport natural gas from Malin, Oregon to an LNG terminal in Coos County, Oregon.

(1)	Net to Pembina.

(2)	Subject to environmental and regulatory approvals.
A key component of Pembina’s strategy involves securing access to global markets for hydrocarbon resources in the basins where Pembina operates. The Company is committed to the Jordan Cove LNG project as a means of delivering long-lived, highly economic North American natural gas resources to global demand markets.
Regulatory processes for Jordan Cove are progressing. On March 29, 2019 the FERC issued a Draft Environmental Impact Statement, which provides a constructive framework for the approval of Jordan Cove essentially as proposed, with reasonable conditions that work with the project development process and with only minor suggested changes. A final FERC decision is expected by January 2020.
Oregon State permit approvals including Coastal Zone Management Act and Oregon Department of Environmental Quality 401 are also progressing with decisions on both approvals expected by the end of 2019. Each of the permits are a critical component of the regulatory process and enable the commercial viability and critical investment in Oregon to move forward.
Pembina continues to see Jordan Cove as a viable project, however the Company has decided to limit pre-FID capital investment on non-permitting related activities. Pembina has approved incremental funding of approximately $50 million for 2019 in support of the remaining critical regulatory and permitting work streams.
The Company will conclude Federal and Oregon regulatory processes allowing it to catch up with certain other project work streams. Given the anticipated regulatory timeline, we expect these activities to resume in early 2020, subject to receipt of the requisite FERC and State of Oregon approvals.
Suspending non-permitting related activities will affect the construction schedule of the project and first gas is expected to be delayed up to one year from the previously anticipated date in 2024.

Pembina Pipeline Corporation First Quarter 2019 12

Commercialization efforts have continued and as previously disclosed the Company has executed non-binding off-take agreements with customers in excess of the planned design capacity of 7.5 Mtpa. Commercial discussions with prospective customers are continuing as regulatory permitting is progressed and under the new timeline the Company will work to conclude binding off-take agreements by early 2020.
Pembina previously disclosed that given the size of this project, the Company intends to seek partners for both the pipeline and liquification facility thereby reducing its 100 percent ownership interest to a net ownership interest of between 40 and 60 percent with the intention to reduce the capital, operating, and other project risks. This process to find partners is expected to commence upon securing binding off-take agreements, and under the new timeline is expected to occur in early 2020.

13 Pembina Pipeline Corporation First Quarter 2019

4. LIQUIDITY & CAPITAL RESOURCES

	March 31, 2019
($ millions)	(unaudited)	December 31, 2018
Working capital(1)	(605)	(477)
Variable rate debt(2)
Bank debt	1,346	1,305
Total variable rate debt outstanding (weighted average of 2.9% (2018: 3.2%))	1,346	1,305
Fixed rate debt(2)
Senior unsecured notes	540	540
Senior unsecured medium-term notes	5,700	5,700
Total fixed rate debt outstanding (weighted average of 4.2% (2018: 4.2%))	6,240	6,240
Finance lease liability(3)	—	19
Total debt outstanding	7,586	7,564
Cash and unutilized debt facilities	2,346	2,372

(1)	As at March 31, 2019, working capital includes $471 million (December 31, 2018: $480 million) associated with the current portion of loans and borrowings.

(2)	Face value.

(3)	Finance lease liabilities reported separately following the adoption of IFRS 16, see "Changes in accounting policies".
Pembina anticipates its cash flow from operating activities, the majority of which is derived from fee based contracts, will be more than sufficient to meet its short-term and long-term operating obligations and fund its targeted dividends. In the short term, Pembina expects to source funds required for capital projects and contributions to investments in equity accounted investees from cash, its credit facilities and by accessing the capital markets, as required. Based on its successful access to financing in the capital markets over the past several years, Pembina believes it should continue to have access to additional funds as required. Refer to "Risk Factors – Additional Financing and Capital Resources" in Pembina's MD&A and note 24 to the Consolidated Financial Statements for the year ended December 31, 2018 for more information. Management remains satisfied that the leverage employed in Pembina's capital structure is sufficient and appropriate given the characteristics and operations of the underlying asset base.
Management may make adjustments to Pembina's capital structure as a result of changes in economic conditions or the risk characteristics of the underlying assets. To maintain or modify Pembina's capital structure in the future, Pembina may renegotiate new debt terms, repay existing debt, seek new borrowing, issue additional equity and/or repurchase shares.
Pembina's credit facilities consist of an unsecured $2.5 billion (December 31, 2018: $2.5 billion) revolving credit facility which includes a $750 million accordion feature and matures in May 2023, an unsecured $1.0 billion (December 31, 2018: $1.0 billion) non-revolving term loan which matures in March 2021, and an operating facility of $20 million (December 31, 2018: $20 million) due in May 2019 and is typically renewed on an annual basis. There are no repayments due over the term of these facilities. As at March 31, 2019, Pembina had $2.3 billion (December 31, 2018: $2.4 billion) of cash and unutilized debt facilities. At March 31, 2019, Pembina had loans and borrowings (excluding deferred financing costs) of $7.6 billion (December 31, 2018: $7.5 billion). Pembina also had an additional $65 million (December 31, 2018: $69 million) in letters of credit issued pursuant to separate credit facilities. Pembina is required to meet certain specific and customary affirmative and negative financial covenants under its senior unsecured notes, medium-term notes, revolving credit, non-revolving term and operating facilities, including a requirement to maintain certain financial ratios. Pembina is also subject to customary restrictions on its operations and activities under its notes and credit facilities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets.

Pembina Pipeline Corporation First Quarter 2019 14

Pembina's financial covenants include the following:

Debt Instrument	Financial Covenant(1)	Ratio	Ratio at March 31, 2019
Senior unsecured medium-term notes	Funded Debt to Capitalization	Maximum 0.70	0.36
Revolving unsecured credit facility and non-revolving term loan	Debt to Capital	Maximum 0.65	0.36
	EBITDA to senior interest coverage	Minimum 2.5:1.0	9.20

(1)	Terms as defined in relevant agreements.
In addition to the table above, Pembina has customary covenants on its other senior unsecured notes. Pembina was in compliance with all covenants under its notes and facilities as at March 31, 2019 (December 31, 2018: in compliance).
Pembina continues to actively monitor and reassess the creditworthiness of its counterparties. Financial assurances to mitigate and reduce risk may include guarantees, letters of credit and cash. Letters of credit totaling $119 million (December 31, 2018: $122 million) were held at March 31, 2019, primarily in respect of customer trade receivables.
Financing Activity
Subsequent to quarter end, Pembina closed an offering of $800 million of senior unsecured medium-term notes (the "Offering") on April 3, 2019. The Offering was conducted in two tranches consisting of $400 million in senior unsecured medium-term notes, series 12, having a fixed coupon of 3.62 percent per annum, paid semi-annually, and maturing on April 3, 2029 and $400 million in senior unsecured medium-term notes, series 13, having a fixed coupon of 4.54 percent  per annum, paid semi-annually, and maturing on April 3, 2049.
Credit Ratings
The following information with respect to Pembina's credit ratings is provided as it relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings on Pembina's debt by its rating agencies, particularly a downgrade below investment-grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect Pembina's ability, and the associated costs, to enter into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of credit quality of any issues of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities, nor do the ratings comment on market price or suitability for a particular investor. Any rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.
Pembina targets strong 'BBB' credit ratings. DBRS rates Pembina's senior unsecured notes and senior unsecured medium-term notes 'BBB' and Class A Preferred Shares Pfd-3. S&P's long-term corporate credit rating on Pembina is 'BBB' and its rating of the Class A Preferred Shares is P-3 (High).

15 Pembina Pipeline Corporation First Quarter 2019

Contractual Obligations
Pembina had the following contractual obligations outstanding at March 31, 2019:

	Payments Due By Period
Contractual Obligations(1) ($ millions)	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Leases(2)	574	61	150	113	250
Loans and borrowings(3)	10,820	770	2,374	1,815	5,861
Construction commitments(4)	1,137	702	100	31	304
Other	239	32	74	52	81
Total contractual obligations	12,770	1,565	2,698	2,011	6,496

(1)
Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined and therefore an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to 10 years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 24 and 105 mbpd each year up to and including 2027. Power purchase agreements range from one to 25 years and involve the purchase of power from electrical service providers. The Company has secured up to 60 megawatts per day each year up to and including 2043.

(2)	Includes rail, office space, land and vehicle leases.

(3)	Excluding deferred financing costs. Including interest payments on senior unsecured notes.

(4)
Excluding significant projects that are awaiting regulatory approval at March 31, 2019, projects which Pembina is not committed to construct, and projects that are executed by equity accounted investees. See "Selected Equity Accounted Investee Information" for details regarding the nature of Pembina's commitments to fund equity accounted investees.

Pembina is, subject to certain conditions, contractually committed to the construction and operation of Duvernay II as well as certain pipeline connections and laterals and other corporate infrastructure. See "Forward-Looking Statements & Information".
5. CAPITAL EXPENDITURES

	3 Months Ended March 31
($ millions)(unaudited)	2019	2018
Pipelines Division	192	266
Facilities Division	112	38
Marketing & New Ventures Division	55	20
Corporate/other projects	2	—
Total capital	361	324
Contributions to equity accounted investees(1)	90	58

(1)	Contributions include $63 million (2018: $nil) to CKPC, $26 million (2018: $58 million) to Veresen Midstream and $1 million (2018: $nil) to Aux Sable.
For the three months ended March 31, 2019, capital expenditures were $361 million compared to $324 million during the same three-month period of 2018. In both 2019 and 2018 the Pipelines Division's capital expenditures were primarily related to Pembina's ongoing pipeline expansion projects. In 2019, Facilities Division's capital expenditures were largely related to the construction on Duvernay II, Empress Expansion, Redwater Cogeneration and the Prince Rupert Terminal. In 2018, the Facilities Division's capital expenditures were largely related to construction of Duvernay II, the Burstall Ethane Storage, Redwater Cogeneration and the Prince Rupert Terminal. Capital expenditures in the Marketing & New Ventures Division in both 2019 and 2018 were primarily related to the Jordan Cove LNG project.

Pembina Pipeline Corporation First Quarter 2019 16

6. DIVIDENDS
Common Share Dividends
Common share dividends are payable if, as, and when declared by Pembina's Board of Directors. The amount and frequency of dividends declared and payable is at the discretion of the Board of Directors, which considers earnings, cash flow, capital requirements, the financial condition of Pembina and other relevant factors when making its dividend determination.
On May 2, 2019, Pembina's Board of Directors approved a 5 percent increase in its monthly common share dividend rate (from $0.19 per common share to $0.20 per common share), commencing with the dividend paid on June 14, 2019.
Preferred Share Dividends
The holders of Pembina's Class A Preferred Shares are entitled to receive fixed cumulative dividends. Dividends on the Series 1, 3, 5, 7, 9, 11, 13 and 21 preferred shares are payable quarterly on the first day of March, June, September and December, if, as and when declared by the Board of Directors of Pembina, for the initial fixed-rate period for each series of preferred share. Dividends on the preferred shares Series 15, 17 and 19 are payable on the last day of March, June, September and December in each year, if, as and when declared by the Board of Directors.
On January 30, 2019, Pembina announced that it does not intend to exercise its right to redeem the six million Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 3 ("Series 3 Shares") shares outstanding on March 1, 2019 (the "Conversion Date"). The annual dividend rate for the Series 3 Shares for the five-year period from and including March 1, 2019 to, but excluding, March 1, 2024 will be 4.478 percent. For more information on the terms of, and risks associated with an investment in, the Series 3 Shares and the Series 4 Shares, please see the prospectus supplement dated September 25, 2013 and the news release dated January 30, 2019.
On March 1, 2019, Pembina announced that it does not intend to exercise its right to redeem the six million Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 17 ("Series 17 Shares") shares outstanding on March 31, 2019 (the "Conversion Date"). The annual dividend rate for the Series 17 Shares for the five-year period from and including March 31, 2019 to, but excluding, March 31, 2024 will be 4.821 percent. For more information on the terms of, and risks associated with an investment in, the Series 17 Shares and the Series 18 Shares, Pembina's articles of amalgamation filed on www.sedar.com under Pembina's profile on October 2, 2017 and the news release dated March 1, 2019.

17 Pembina Pipeline Corporation First Quarter 2019

7. SELECTED QUARTERLY INFORMATION
Selected Quarterly Operating Information

(mboe/d unless stated otherwise)	2019	2018				2017(3)(4)
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Volumes(1)(2)
Pipelines Division
Conventional Pipelines	880	897	946	900	766	796	715	620
Transmission Pipelines	563	566	571	559	584	567	38	36
Oil Sands Pipelines	1,064	1,066	1,076	1,077	1,074	1,087	1,087	1,015
Facilities Division
Gas Services	682	683	669	650	636	606	486	485
NGL Services	214	241	203	199	206	194	188	133
Total	3,403	3,453	3,465	3,385	3,266	3,250	2,514	2,289

(1)
Pipelines and Facilities divisions are revenue volumes which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.

(2)	Includes Pembina's proportionate share of results from equity accounted investees.

(3)	2017 volumes have been restated for the Corporate Reorganization and to exclude compression volumes relating to Veresen Midstream.

(4)	Average volumes for assets acquired in the Acquisition are calculated over the period following the Acquisition, rather than the full twelve months ended December 31, 2017.
Deferred Take-or-pay Revenue

($ millions, except where noted)	2019	2018
	Q1	Q4	Q3	Q2	Q1
Pipelines Division
Opening balance	7	—	26	35	8
Revenue deferred (recognized), net for the quarter	12	7	(26)	(9)	27
Ending take-or-pay contract liability balance	19	7	—	26	35
Facilities Division
Opening balance	2	3	—	3	—
Revenue deferred (recognized), net for the quarter	(1)	(1)	3	(3)	3
Ending take-or-pay contract liability balance	1	2	3	—	3
Quarterly Segmented Adjusted EBITDA(1)
($ millions)
(1) Refer to "Non-GAAP Measures".

Pembina Pipeline Corporation First Quarter 2019 18

Quarterly Financial Information

($ millions, except where noted)	2019	2018				2017
	Q1	Q4	Q3	Q2(2)	Q1	Q4	Q3(2)	Q2
Revenue	1,968	1,726	2,045	1,743	1,837	1,716	1,151	1,159
Net revenue(1)	774	706	742	669	719	709	536	444
Operating expenses	140	165	136	100	150	130	112	101
Realized (gain) loss on commodity-related derivative financial instruments	(19)	(5)	29	9	18	42	17	(5)
Share of profit from equity accounted investees	96	129	110	96	76	116	—	—
Gross profit	588	663	585	511	568	555	274	269
Earnings	313	368	334	246	330	445	111	117
Earnings per common share – basic (dollars)	0.55	0.66	0.60	0.43	0.59	0.83	0.23	0.24
Earnings per common share – diluted (dollars)	0.55	0.66	0.60	0.42	0.59	0.83	0.23	0.24
Cash flow from operating activities	608	674	481	603	498	523	302	362
Cash flow from operating activities per common share – basic (dollars)(1)	1.20	1.33	0.95	1.20	0.99	1.04	0.75	0.90
Adjusted cash flow from operating activities(1)	578	543	523	558	530	499	314	275
Adjusted cash flow from operating activities per common share – basic(1) (dollars)	1.14	1.07	1.03	1.11	1.05	0.99	0.78	0.68
Common shares outstanding (millions):
Weighted average – basic	509	507	506	504	503	502	403	401
Weighted average – diluted	511	509	509	508	508	507	404	403
End of period	510	508	506	504	503	503	403	403
Common share dividends declared	290	289	288	282	272	272	205	205
Dividends per common share	0.57	0.57	0.57	0.56	0.54	0.54	0.51	0.51
Preferred share dividends declared	31	31	30	31	30	26	19	19
Capital expenditures	361	356	291	255	324	314	341	475
Contributions to equity accounted investees	90	—	—	—	58	6	—	1
Distributions from equity accounted investees	170	158	170	168	126	148	3	3
Adjusted EBITDA(1)	773	715	732	700	688	674	369	297

(1)	Refer to "Non-GAAP Measures".

(2)
Pembina corrected revenue and costs of goods sold in the Marketing & New Ventures Division. The adjustments reduce revenue and cost of goods sold for the quarter ending June 30, 2018 ($202 million) and increase revenue and cost of goods sold for the quarter ending September 30, 2017 ($106 million). There was no impact to earnings as a result of the adjustments.

During the periods in the table above, Pembina's results were impacted by the following factors and trends:

•	The Acquisition on October 2, 2017;

•
Increased production in key operating areas and resource plays within the WCSB (Deep Basin, Montney and Duvernay) which has supported increased revenue and sales volumes on Pembina's existing assets in the Pipelines and Facilities Divisions;

•	New large-scale growth projects across Pembina's business being placed into service;

•	Volatility in commodity market prices impacting margins within the marketing business, partially mitigated through Pembina's risk management program;

•	Lower income tax rates on U.S. operations following the enactment of U.S. Tax Reform legislation in December 2017;

•	Higher net finance costs associated with debt related to acquisitions and growth projects;

•	Increased common and preferred shares outstanding and corresponding dividends due to the Acquisition;

•	Adoption of IFRS 15 Revenue from Contracts with Customers, January 1, 2018; and adoption of IFRS 16 Leases, January 1, 2019. See "Accounting Policies and Estimates".

19 Pembina Pipeline Corporation First Quarter 2019

8. SELECTED EQUITY ACCOUNTED INVESTEE INFORMATION
Loans and borrowings of equity accounted investees
Under equity accounting, the assets and liabilities of the investment are net into a single line item in the Consolidated Statement of Financial Position, Investments in Equity Accounted Investees. To assist the readers understanding and evaluate the capitalization of these investments, loans and borrowings associated with investments in equity accounted investees are presented below based on Pembina's proportionate ownership at March 31, 2019. In addition, certain of the equity accounted investees have borrowing arrangements with an amortization structure, thereby necessitating periodic repayments of principal. These repayments occur prior to distribution of residual cash flow to Pembina. The loans and borrowings and amortization schedules are presented below and classified by the Division in which the results for the investment are reported. Please refer to section '12. Abbreviations' for a summary of Pembina’s investments in equity accounted investees and the division in which their results are reported.

($ millions)(unaudited)(1)	March 31, 2019	December 31, 2018
Pipelines Division	1,220	1,250
Facilities Division	1,174	1,227
Marketing & New Ventures Division	1	1
Total	2,395	2,478
Amortization schedule of loans and borrowings of equity accounted investees

	3 Months Ended	Remainder of
($ millions)(unaudited)(1)	March 31, 2019	2019	2020	2021	2022	2023+
Pipelines Division	14	231	179	200	385	225
Facilities Division	36	48	36	36	1,054	—
Marketing & New Ventures Division	—	1	—	—	—	—
Total	50	280	215	236	1,439	225

(1)	Balances reflects Pembina's ownership percentage of the outstanding balance.
Financing activities for equity accounted investees
On March 28, 2019, Ruby Pipeline, L.L.C., which Pembina owns a 50 percent preferred interest, amended the maturity date of its 364-Day Term Loan to March 26, 2020. The Term Loan will continue to amortize at US$16 million per quarter (US$8 million per quarter net to Pembina), beginning March 2019, until a final bullet payment of US$78 million (US$39 million net to Pembina) is payable on the amended maturity date, unless otherwise extended.
Commitments to equity accounted investees
Pembina has a contractual commitment to provide equity contributions to CKPC based on budgeted amounts approved by the joint venture partners, not to exceed US$89 million. In addition, Pembina is contractually committed to provide CKPC with funding to construct assets that will form part of CKPC's PDH/PP Facility, subject to certain conditions being met.
Pembina has a contractual commitment to advance US$63 million to Ruby during the period to March 26, 2020.
Pembina has commitments to provide contributions to certain equity accounted investees based on annual budgets approved by the joint venture partners.

20 Pembina Pipeline Corporation First Quarter 2019

9. OTHER
Related Party Transactions
Pembina enters into transactions with related parties in the normal course of business. These transactions primarily include advancing funds to equity accounted investees, providing management, administrative, operational and workforce related services to various affiliates. These services are provided under separate consulting services agreements with no profit or margin charged for the services delivered.
During the three months ended March 31, 2019, Pembina converted $58 million of advances to contributions in its equity accounted investment in CKPC. Pembina also advanced US$8 million to its equity accounted investment in Ruby Pipeline Holding Company L.L.C.
For the three months ended March 31, 2019, Pembina had no other transactions with related parties as defined in International Accounting Standard 24 Related Party Disclosures, except those pertaining to contributions to Pembina's defined benefit pension plan and remuneration of key management personnel, including the Board of Directors, in the ordinary course of their employment or directorship agreements.
Disclosure Controls and Procedures ("DC&P") and Internal Controls over Financial Reporting ("ICFR")
Management's report on internal control over financial reporting
Pembina's Management is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings. The objective of this instrument is to improve the quality, reliability and transparency of information that is filed or submitted under securities legislation.
The President and Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") have designed, with the assistance of management, DC&P and ICFR to provide reasonable assurance that material information relating to Pembina's business is made known to them, is reported on a timely basis, financial reporting is reliable, and financial statements prepared for external purposes are in accordance with IFRS.
Changes in internal control over financial reporting
There were no changes in the first quarter of 2019 that had or are likely to have a material impact on our internal controls over financial reporting.

21 Pembina Pipeline Corporation First Quarter 2019

10. ACCOUNTING POLICIES AND ESTIMATES
Changes in accounting policies
New standards adopted in 2019
Except for the changes as described below, accounting policies as disclosed in Note 4 of the Consolidated Financial Statements have been applied to all periods consistently.
IFRS 16 Leases
The Company has adopted IFRS 16 Leases effective January 1, 2019. IFRS 16 introduced a new lease definition that increases the focus on control of the underlying asset. In addition, IFRS 16 introduced a single, on balance sheet accounting model for lessees that has resulted in the Company recording right-of-use assets representing its right to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting has remained unchanged, except for changes in the classification of subleases.
IFRS 16 has been applied using the modified retrospective approach in which the cumulative effect of initial application was recognized in equity at January 1, 2019 as further disclosed below. Accordingly, the comparative financial information has not been restated and continues to be reported under IAS 17 Leases and IFRIC 4 Determining whether an arrangement contains a lease. The details of the Company's accounting policies under IAS 17 and IFRIC 4, for the comparative period, were disclosed in the Consolidated Financial Statements.
On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of whether a contract entered into before the date of initial application was, or contained, a lease under IFRIC 4, rather than reassess based on the new definition of a lease under IFRS 16. Contracts previously identified as leases were recognized and measured in accordance with IFRS 16.

a.	Accounting policies
The details of significant accounting policies under IFRS 16 and the nature of the changes to previous accounting policies under IAS 17 are outlined below.

i.	Leases
For all contracts entered into or amended on or after January 1, 2019, the Company applies the definition of a lease under IFRS 16 to determine if a contract is, or contains, a lease. A specific asset is the subject of a lease if the contract conveys the right to control the use of that identified asset for a period of time in exchange for consideration. This determination is made at inception of a contract, and reassessed when the terms and conditions of the contract are amended.
At inception or on reassessment of a contract that contains a lease component, the Company allocates contract consideration to the lease and non-lease components on the basis of their relative stand-alone prices. The consideration allocated to the lease components is recognized in accordance with the policies for lessee and lessor leases, as described below. The consideration allocated to non-lease components is recognized in accordance with its nature.

ii.	Lessee
Leased assets are recognized as right-of-use assets, with corresponding lease liabilities recognized on the statement of financial position at the lease commencement date. Right-of-use assets include rail, buildings and land.
The right-of-use asset is initially recognized at cost, and subsequently measured at cost less any accumulated depreciation and accumulated impairment losses, adjusted for remeasurements of the lease liability. The right-of-use asset is depreciated over the lesser of the asset’s useful life and the lease term on a straight-line basis.
The lease liability is initially measured at the present value of the lease payments, discounted at a rate the Company would be required to pay to borrow over a similar term, with a similar security to obtain an asset of a similar value to the right-of-use

Pembina Pipeline Corporation First Quarter 2019 22

asset. Lease payments in an optional renewal period are included in the lease liability if the Company is reasonably certain to exercise such option. The lease liability is subsequently increased by interest expense on the lease liability and decreased by lease payments made. Interest expense is recorded in earnings at an amount that represents a constant periodic rate of interest on the remaining balance of the lease liability.
The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimated guaranteed residual value to be paid, or a change in the assessment of whether a purchase option, extension option or termination option is reasonably certain to be exercised. A corresponding adjustment is made to the right of use asset when a liability is remeasured or the adjustment is recorded in earnings if the right of use asset has been reduced to zero.
The Company has elected to apply the recognition exemptions for short-term and low value leases. The Company recognizes lease payments associated with these leases as an expense on a straight-line basis over the lease term.
Under IAS 17, the Company classified lessee leases as operating or finance leases based on its assessment of whether the contract transferred substantially all of the risks and rewards of ownership. The lease payments associated with operating leases were recorded as an expense on a straight-line basis over the lease term. The accounting for finance leases has not changed.

iii.	Lessor
Lessor leases are classified as either operating leases or finance leases according to the substance of the contract. Leases transferring substantially all of the risks incidental to asset ownership are classified as finance leases, while all other leases are classified as operating leases. Subleases are classified as either operating or finance leases in reference to the right-of-use asset arising from the head lease. Under IAS 17, the Company classified lessor subleases as operating or finance leases based on the useful life of the underlying asset.
Assets under finance lease are recognized in finance lease receivables at the value of the net investment in the lease. The net investment in the lease is measured at the net present value of the future amounts receivable, discounted using the interest rate implicit in the lease. Finance income is recognized over the lease term in a pattern reflecting a consistent rate of return on the finance lease receivable.
Lease payments from operating leases are recognized as income on either a straight-line basis or a systematic basis representative of the pattern in which benefit from the use of the underlying asset is received.

b.	Use of estimates and judgments
Judgments
Management applies judgment to determine whether a contract is, or contains, a lease from both a lessee and lessor perspective. This assessment is based on whether the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. Key judgments include whether a contract identifies an asset (a portion of an asset may be identified), whether the lessee obtains substantially all of the economic benefits of the asset over the contract term, and whether the lessee has the right to direct the asset's use. Judgment is also applied in determining the rate used to discount the lease payments.
Estimates
In measuring its lease liabilities, management makes assessments of the stand-alone selling prices of each lease and non-lease component for the purposes of allocating consideration to each component. Management applies its best estimate with respect to the likelihood of renewal, extension and termination option exercise in determining the lease term.

23 Pembina Pipeline Corporation First Quarter 2019

c.	Transition

i.	Lessee
At transition, lease liabilities for contracts previously identified as operating leases under IAS 17 were measured at the present value of the remaining lease payments, discounted at the Company's incremental borrowing rate as at January 1, 2019. For all leases, right-of-use assets were measured at an amount equal to the lease liability.
The Company applied the following practical expedients on transition:

•	the Company applied a single discount rate to a portfolio of leases with similar characteristics rather than multiple discount rates to match the term of each lease;

•
the Company has relied on onerous lease contract assessments previously performed under IAS 37 Provisions, Contingent Liabilities and Contingent Assets as an alternative to an impairment review on right-of-use assets, resulting in an adjustment of the right-of-use asset balance by the amount of the onerous lease contract provision outstanding immediately before the date of initial application; and

•	the Company elected not to recognize right-of-use assets and corresponding lease liabilities for leases with terms of less than twelve months remaining.
There has been no change to the accounting for contracts previously identified as finance leases under IAS 17. The carrying amount of the right-of-use asset and lease liability on transition were determined to be equal to the carrying amount of the lease asset and lease liability under IAS 17.

i.	Lessor
Sub-lease contracts previously classified as operating leases are recognized as finance leases under IFRS 16.

d.	Financial statement impacts
On transition to IFRS 16, the Company identified significant right-of-use assets and lease liabilities related to rail, buildings and land. Further disclosures related to leases are provided in financial statement note 6.

Pembina Pipeline Corporation First Quarter 2019 24

i.	Consolidated statement of financial position
The impacts of adoption of IFRS 16 as at January 1, 2019 are as follows:

	As at December 31, 2018	Adjustments	Opening value January 1, 2019
($ millions)
Assets
Current assets
Trade receivables and other(1)	604	1	605
Non-current assets
Property, plant and equipment(2)	14,730	(18)	14,712
Right-of-use assets(3)	—	427	427
Advances to related parties and other assets(1)(4)	144	33	177
Liabilities and Equity
Current liabilities
Trade payables and other(4)	870	(7)	863
Loans and borrowings(5)	480	(8)	472
Lease liabilities	—	64	64
Non-current liabilities
Loans and borrowings(5)	7,057	(11)	7,046
Lease liabilities	—	416	416
Deferred tax liabilities	2,774	8	2,782
Other liabilities(4)	239	(41)	198
Equity
Attributable to shareholders	14,344	22	14,366

(1)	Includes current lessor finance lease receivables.

(2)	Finance lease assets previously recorded in property, plant and equipment were reclassified to right-of-use assets.

(3)
Right-of-use assets are recorded at a value equal to the associated lease liability of $480 million, less $33 million for sublease arrangements, less onerous lease liability balance at December 31, 2018 of $20 million.

(4)
Operating lease payments were previously recognized on a straight-line basis, with the difference between cash payments and expense (income) recorded to a deferred lease asset or deferred lease liability. These deferrals were derecognized on adoption of IFRS 16.

(5)	Finance leases previously recorded in loans and borrowings were reclassified to lease liabilities. In addition, $20 million of onerous lease liabilities were offset against right-of-use assets.

ii.	Reconciliation of lease liability

($ millions)
Lease commitments, disclosed at December 31, 2018	796
Leases not yet commenced	(33)
Non-lease components	(217)
Renewal options reasonably certain to be exercised	53
Total undiscounted lease payments	599
Discounting impact(1)	(119)
Lease liabilities recognized as at January 1, 2019	480

(1)
The Company discounted lease payments using the incremental credit-risk adjusted borrowing rate applicable to the contract. The weighted-average rate applied on transition for all lease liabilities was 4.01 percent.

iii.	Financial impact on first quarter of 2019
The nature of expenses related to identified lessee arrangements changed as IFRS 16 replaced straight-line operating lease expense with depreciation of right of use assets and interest expense relating to lease liabilities. The change resulted in a $1 million increase to earnings and a $15 million increase to adjusted EBITDA for the three months ended March 31, 2019. In addition, cash flow from operating activities and adjusted cash flow from operating activities increased $15 million and cash flow from financing activities decreased by the same amount, as lease obligation repayments are now reported as financing activities on the Condensed Consolidated Interim Statement of Cash Flows. There was no net impact on cash flows.

25 Pembina Pipeline Corporation First Quarter 2019

New standards and interpretations not yet adopted
Conceptual Framework
In March 2018, the IASB issued a revised Conceptual Framework for Financial Reporting, effective for annual periods beginning on or after January 1, 2020 with early application permitted. The Conceptual Framework sets out the fundamental concepts of financial reporting and is applied to develop accounting policies when no IFRS Standard applies to a particular transaction. The revised Conceptual Framework includes: new concepts on measurement, presentation and disclosure, and derecognition; updated definitions of an asset and a liability and related recognition criteria; and clarifications in important areas, such as the roles of stewardship, prudence and measurement uncertainty in financial reporting. The Company intends to adopt the revised Conceptual Framework for Financial Reporting on its effective date. The Company is currently evaluating the impact that the standard will have on its earnings and financial position.
Critical Accounting Judgments and Estimates
Critical accounting judgments and estimates used in preparing the Interim Financial Statements are described in Pembina's consolidated financial statements and MD&A for the year ending December 31, 2018. The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make both judgments and estimates that could materially affect the amounts recognized in the financial statements. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. Other than accounting estimates and judgments made in connection with the adoption of IFRS 16, there have been no material changes to Pembina's critical accounting estimates and judgments during the three months ended March 31, 2019.
11. NON-GAAP MEASURES
Throughout this MD&A, Pembina has used the following terms that are not defined by GAAP but are used by management to evaluate the performance of Pembina and its businesses. Since non-GAAP measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that non-GAAP measures are clearly defined, qualified and reconciled to their nearest GAAP measure. These non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Comparative figures have been restated for the adjustments made to the definitions.
The intent of non-GAAP measures is to provide additional useful information with respect to Pembina's operational and financial performance to investors and analysts though the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate these non-GAAP measures differently.
Investors should be cautioned that net revenue, adjusted EBITDA, adjusted EBITDA per common share, adjusted cash flow from operating activities, cash flow from operating activities per common share, and adjusted cash flow from operating activities per common share should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as indicators of Pembina's performance.
Non-GAAP proportionate consolidation of investments in equity accounted investees results
In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, Investments in Equity Accounted Investees. Net earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income, Share of Profit from Equity Accounted Investees. Cash contributions and distributions from investments in equity accounted investees represent Pembina’s share paid and received in the period to and from the investments in equity accounted investees.

Pembina Pipeline Corporation First Quarter 2019 26

To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina’s interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA.
Net revenue
Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold including product purchases. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results, in the Marketing & New Ventures Division and Facilities Division, to aggregate revenue generated by each of the Company's Divisions and to set comparable objectives.

3 Months Ended March 31	Pipelines Division		Facilities Division		Marketing & New Ventures Division		Corporate & Inter-Division Eliminations		Total

($ millions)(unaudited)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Revenue	416	353	271	251	1,396	1,332	(115)	(99)	1,968	1,837
Cost of goods sold, including product purchases	—	—	1	3	1,265	1,212	(72)	(97)	1,194	1,118
Net revenue	416	353	270	248	131	120	(43)	(2)	774	719
Adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA")
Adjusted EBITDA is a non-GAAP measure and is calculated as earnings for the year before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses.
Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, impairment charges or reversals and write-downs in respect of goodwill, intangible assets and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. The adjustments made to earnings are also made to share of profit from investments in equity accounted investees. In addition, Pembina's proportionate share of results from investments in equity accounted investees with a preferred interest is presented in adjusted EBITDA as a 50 percent common interest. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations. Management believes that adjusted EBITDA provides useful information to investors as it is an important indicator of an issuer's ability to generate liquidity through cash flow from operating activities and equity accounted investees. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. Management utilizes adjusted EBITDA to set objectives and as a key performance indicator of the Company's success. Pembina presents adjusted EBITDA as management believes it is a measure frequently used by analysts, investors and other stakeholders in evaluating the Company’s financial performance.

27 Pembina Pipeline Corporation First Quarter 2019

3 Months Ended March 31	Pipelines Division		Facilities Division		Marketing & New Ventures Division		Corporate & Inter-Division Eliminations		Total

($ millions, except per share amounts)(unaudited)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Earnings before income tax	327	287	151	133	82	126	(128)	(101)	432	445
Adjustments to share of profit from equity accounted investees and other	71	64	40	45	13	6	—	—	124	115
Net finance costs	2	2	2	5	(3)	(3)	78	55	79	59
Depreciation and amortization	57	49	39	35	17	5	12	8	125	97
Unrealized loss (gain) on commodity-related derivative financial instruments	—	—	—	—	45	(30)	—	—	45	(30)
Contract dispute settlement	—	—	—	—	(33)	—	—	—	(33)	—
Loss on disposal of assets	—	—	—	—	—	—	1	—	1	—
Transaction costs incurred in respect of acquisitions	—	—	—	—	—	—	—	2	—	2
Adjusted EBITDA	457	402	232	218	121	104	(37)	(36)	773	688
Adjusted EBITDA per common share – basic (dollars)									1.52	1.37
Adjusted cash flow from operating activities, cash flow from operating activities per common share and adjusted cash flow from operating activities per common share
Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based payment expenses, and deducting preferred share dividends paid. Adjusted cash flow from operating activities deducts preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based payment expense as it allows management to better assess the obligations discussed below. Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Per common share amounts are calculated by dividing cash flow from operating activities, or adjusted cash flow from operating activities, as applicable, by the weighted average number of common shares outstanding.

	3 Months Ended March 31
($ millions, except per share amounts)(unaudited)	2019	2018
Cash flow from operating activities	608	498
Cash flow from operating activities per common share – basic (dollars)	1.20	0.99
Add (deduct):
Change in non-cash operating working capital	(31)	40
Current tax expense	(76)	(22)
Taxes paid, net of foreign exchange	72	20
Accrued share-based payments	(21)	(8)
Share-based payments	50	32
Preferred share dividends paid	(24)	(30)
Adjusted cash flow from operating activities	578	530
Adjusted cash flow from operating activities per common share – basic (dollars)	1.14	1.05

Pembina Pipeline Corporation First Quarter 2019 28

12. ABBREVIATIONS
The following is a list of abbreviations that may be used in this MD&A:

Measurement		Other
mbbls	thousands of barrels	B.C.	British Columbia
mbpd	thousands of barrels per day	GAAP	Canadian generally accepted accounting principles
mmbpd	millions of barrels per day	IFRS	International Financial Reporting Standards
mmbbls	millions of barrels	LNG	Liquified natural gas
mboe/d	thousands of barrels of oil equivalent per day	LPG	Liquified petroleum gas
mmboe/d	millions of barrels of oil equivalent per day	NGL	Natural gas liquids
MMcf/d	millions of cubic feet per day	U.S.	United States
bcf/d	billions of cubic feet per day	WCSB	Western Canadian Sedimentary Basin
km	kilometer	Deep cut	Ethane-plus capacity extraction gas processing capabilities
		Shallow cut	Sweet gas processing with propane and/or condensate-plus extraction capabilities
		Acquisition	Pembina's acquisition of Veresen Inc. and associated businesses on October 2, 2017
Volumes
For the Pipelines and Facilities Divisions volumes are revenue volumes, defined as physical volumes plus volumes recognized from take-or-pay commitments. For the Marketing & New Ventures Division volumes are marketed NGL volumes. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.

Investments in equity accounted investees
Pipelines Division:
Alliance	50 percent interest in the Alliance Pipeline
Ruby	50 percent convertible preferred interest in the Ruby Pipeline which entitles Pembina to a US$91 million distribution per year
Facilities Division:
Veresen Midstream
45 percent interest in Veresen Midstream, which owns assets in western Canada serving the Montney geological play in northwestern Alberta and northeastern B.C. including gas processing plants and gas gathering pipelines and compression

Fort Corp	50 percent interest in Fort Saskatchewan Ethylene Storage Limited Partnership and Fort Saskatchewan Ethylene Corporation
Marketing & New Ventures Division:
Aux Sable
An ownership interest in Aux Sable (approximately 42.7 percent in Aux Sable U.S. and 50 percent in Aux Sable Canada), which includes an NGL fractionation facility and gas processing capacity near Chicago, Illinois and other natural gas and NGL processing facilities, logistics and distribution assets in the U.S. and Canada, as well as transportation contracts on Alliance

CKPC	50 percent interest in Canada Kuwait Petrochemical Corporation ("CKPC")
CKPLP	50 percent interest in Canada Kuwait Petrochemical Limited Partnership ("CKPLP")
Readers are referred to the Annual Information Form dated February 21, 2019 on www.sedar.com for additional descriptions.

29 Pembina Pipeline Corporation First Quarter 2019

13. FORWARD-LOOKING STATEMENTS & INFORMATION
In the interest of providing Pembina's security holders and potential investors with information regarding Pembina, including management's assessment of the Company's future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or information (collectively, "forward-looking statements"). Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "would", "believe", "plan", "intend", "design", "target", "undertake", "view", "indicate", "maintain", "explore", "entail", "schedule", "objective", "strategy", "likely", "potential", "outlook", "aim", "purpose", "goal" and similar expressions suggesting future events or future performance.
By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of the MD&A.
In particular, this MD&A contains forward-looking statements pertaining to the following:

•	the future levels and sustainability of cash dividends that Pembina intends to pay to its shareholders, the dividend payment date and the tax treatment thereof;

•
planning, construction, locations, capital expenditure estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, in-service dates, rights, sources of product, activities, benefits and operations with respect to new construction of, or expansions on existing, pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of the Company's new projects on its future financial performance;

•	anticipated synergies between assets under development, assets being acquired and existing assets of the Company;

•	pipeline, processing, fractionation and storage facility and system operations and throughput levels;

•
treatment under governmental regulatory regimes in Canada and the U.S. including taxes and tax regimes, environmental and greenhouse gas regulations and related abandonment and reclamation obligations, and Aboriginal, landowner and other stakeholder consultation requirements;

•	Pembina's estimates of and strategy for payment of future abandonment costs and decommissioning obligations, and deferred tax liability;

•	Pembina's strategy and the development and expected timing of new business initiatives and growth opportunities and the impact thereof;

•
increased throughput potential, processing capacity and fractionation capacity due to increased oil and gas industry activity and new connections and other initiatives on Pembina's pipelines and at Pembina's facilities;

•
expected future cash flows and the sufficiency thereof, financial strength, sources of and access to funds at attractive rates, future contractual obligations, future financing options, future renewal of credit facilities, availability of capital to fund growth plans, operating obligations and dividends and the use of proceeds from financings;

•	dilution of Pembina's ownership in certain joint ventures;

•	Pembina's expectations regarding involvement of partners on the Jordan Cove project.

•	current ratings targets on Pembina's debt and the likelihood of a downgrade below investment-grade ratings;

•	tolls and tariffs and processing, transportation, fractionation, storage and services commitments and contracts;

•	operating risks (including the amount of future liabilities related to pipelines spills and other environmental incidents) and related insurance coverage and inspection and integrity programs;

•	the adoption and impact of new accounting standards;

•	inventory and pricing in North American liquids market;

•	the impact of the current commodity price environment on Pembina; and

•	competitive conditions and Pembina's ability to position itself competitively in the industry.
Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements based on information currently available to Pembina. These factors and assumptions include, but are not limited to:

•	oil and gas industry exploration and development activity levels and the geographic region of such activity;

•	the success of Pembina's operations;

•	prevailing commodity prices, interest rates and exchange rates and the ability of Pembina to maintain current credit ratings;

•	the availability of capital to fund future capital requirements relating to existing assets and projects;

•	expectations regarding the Company's pension plan;

•	future operating costs including geotechnical and integrity costs being consistent with historical costs;

•	oil and gas industry compensation levels remaining consistent;

•
in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support; that any third-party projects relating to growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities, and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;

•
in respect of the stability of Pembina's dividends: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations;

•	prevailing regulatory, tax and environmental laws and regulations and tax pool utilization; and

•
the amount of future liabilities relating to lawsuits and environmental incidents and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:

•	the regulatory environment and decisions and Aboriginal and landowner consultation requirements;

•	the impact of competitive entities and pricing;

•	labour and material shortages;

•	the failure to realize the anticipated benefits of the Acquisition following closing due to the factors set out herein, integration issues or otherwise;

•	reliance on key relationships, joint venture partners, and agreements and the outcome of stakeholder engagement;

•	the strength and operations of the oil and natural gas production industry and related commodity prices;

•	non-performance or default by counterparties to agreements which Pembina or one or more of its subsidiaries has entered into in respect of its business;

•	actions by joint venture partners or other partners which hold interests in certain of Pembina's assets.

•	actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates, climate change initiatives or policies or increased environmental regulation;

•	fluctuations in operating results;

•
adverse general economic and market conditions in Canada, North America and elsewhere, including changes, or prolonged weakness, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels;

•	constraints on, or the unavailability of adequate infrastructure;

•	changes in the political environment, in North America and elsewhere, and public opinion;

•	ability to access various sources of debt and equity capital;

•	changes in credit ratings;

•	technology and security risks;

•	natural catastrophe; and

•
the other factors discussed under "Risk Factors" herein and in Pembina's AIF for the year ended December 31, 2018. Pembina's AIF is available at www.pembina.com and in Canada under Pembina's company profile on www.sedar.com and in the U.S. on the Company's profile at www.sec.gov.

These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.

Pembina Pipeline Corporation First Quarter 2019 30

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited)

($ millions)	March 31, 2019	December 31, 2018(1)
Assets Current assets
Cash and cash equivalents	172	157
Trade receivables and other	578	604
Inventory	150	198
Derivative financial instruments (Note 13)	11	54
	911	1,013
Non-current assets
Property, plant and equipment (Note 4)	15,067	14,730
Investments in equity accounted investees (Note 5)	6,307	6,368
Intangible assets and goodwill	4,395	4,409
Right-of-use assets (Note 6)	412	—
Advances to related parties and other assets	125	144
	26,306	25,651
Total assets	27,217	26,664
Liabilities and equity Current liabilities
Trade payables and other	826	870
Loans and borrowings (Note 7)	471	480
Dividends payable	104	97
Lease liabilities (Note 2)	64	—
Contract liabilities (Note 10)	41	37
Derivative financial instruments (Note 13)	10	6
	1,516	1,490
Non-current liabilities
Loans and borrowings (Note 7)	7,089	7,057
Lease liabilities (Note 2)	396	—
Decommissioning provision (Note 8)	665	569
Contract liabilities (Note 10)	130	131
Deferred tax liabilities	2,829	2,774
Other liabilities	171	239
	11,280	10,770
Total liabilities	12,796	12,260
Equity
Attributable to shareholders	14,361	14,344
Attributable to non-controlling interest	60	60
Total equity	14,421	14,404
Total liabilities and equity	27,217	26,664
See accompanying notes to the condensed consolidated Interim Financial Statements

(1)	Pembina has applied IFRS 16 Leases at January 1, 2019 using the modified retrospective approach and has not restated comparative information. See Note 2.

31 Pembina Pipeline Corporation First Quarter 2019

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(unaudited)

3 Months Ended March 31
($ millions, except per share amounts)	2019	2018(1)
Revenue (Note 10)	1,968	1,837
Cost of sales	1,450	1,357
Loss (gain) on commodity-related derivative financial instruments	26	(12)
Share of profit from equity accounted investees (Note 5)	96	76
Gross profit	588	568
General and administrative	74	61
Other expense	3	3
Results from operating activities	511	504
Net finance costs (Note 11)	79	59
Earnings before income tax	432	445
Current tax expense	76	22
Deferred tax expense	43	93
Income tax expense	119	115
Earnings attributable to shareholders	313	330
Other comprehensive (loss) income
Exchange (loss) gain on translation of foreign operations	(85)	110
Total comprehensive income attributable to shareholders	228	440
Earnings attributable to common shareholders, net of preferred share dividends	282	300
Earnings per common share – basic and diluted (dollars)	0.55	0.59
Weighted average number of common shares (millions)
Basic	509	503
Diluted	511	508
See accompanying notes to the condensed consolidated Interim Financial Statements

(1)	Pembina has applied IFRS 16 Leases at January 1, 2019 using the modified retrospective approach and has not restated comparative information. See Note 2.

Pembina Pipeline Corporation First Quarter 2019 32

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(unaudited)

	Attributable to Shareholders of the Company
($ millions)	Common share capital	Preferred share capital	Deficit	Accumulated other comprehensive (loss) income	Total	Non-controlling interest	Total Equity
December 31, 2018(1)	13,662	2,423	(2,058)	317	14,344	60	14,404
Impact of change in accounting policy (Note 2)	—	—	22	—	22	—	22
Opening value January 1, 2019	13,662	2,423	(2,036)	317	14,366	60	14,426
Total comprehensive income
Earnings	—	—	313	—	313	—	313
Other comprehensive income
Exchange loss on translation of foreign operations	—	—	—	(85)	(85)	—	(85)
Total comprehensive income	—	—	313	(85)	228	—	228
Transactions with shareholders of the Company
Preferred shares issue costs (Note 9)	—	(1)	—	—	(1)	—	(1)
Share-based payment transactions (Note 9)	89	—	—	—	89	—	89
Dividends declared – common (Note 9)	—	—	(290)	—	(290)	—	(290)
Dividends declared – preferred (Note 9)	—	—	(31)	—	(31)	—	(31)
Total transactions with shareholders of the Company	89	(1)	(321)	—	(233)	—	(233)
March 31, 2019	13,751	2,422	(2,044)	232	14,361	60	14,421

December 31, 2017	13,447	2,424	(2,083)	(7)	13,781	60	13,841
Total comprehensive income
Earnings	—	—	330	—	330	—	330
Other comprehensive income
Exchange gain on translation of foreign operations	—	—	—	110	110	—	110
Total comprehensive income	—	—	330	110	440	—	440
Transactions with shareholders of the Company
Preferred shares issued, net of issue costs	—	(2)	—	—	(2)	—	(2)
Debenture conversions	3	—	—	—	3	—	3
Share-based payment transactions	10	—	—	—	10	—	10
Dividends declared – common	—	—	(272)	—	(272)	—	(272)
Dividends declared – preferred	—	—	(30)	—	(30)	—	(30)
Total transactions with shareholders of the Company	13	(2)	(302)	—	(291)	—	(291)
March 31, 2018	13,460	2,422	(2,055)	103	13,930	60	13,990
See accompanying notes to the condensed consolidated Interim Financial Statements

(1)	Pembina has applied IFRS 16 Leases at January 1, 2019 using the modified retrospective approach and has not restated comparative information. See Note 2.

33 Pembina Pipeline Corporation First Quarter 2019

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited)

3 Months Ended March 31
($ millions)	2019	2018(1)
Cash provided by (used in)
Operating activities
Earnings	313	330
Adjustments for:
Share of profit from equity accounted investees	(96)	(76)
Distributions from equity accounted investees	170	126
Depreciation and amortization	125	97
Unrealized loss (gain) on commodity-related derivative financial instruments	45	(30)
Net finance costs (Note 11)	79	59
Net interest paid	(81)	(65)
Income tax expense	119	115
Taxes paid	(71)	(20)
Share-based compensation expense	26	11
Share-based compensation payment	(50)	(32)
Loss on asset disposal	1	—
Net change in contract liabilities	3	19
Other	(6)	4
Change in non-cash operating working capital	31	(40)
Cash flow from operating activities	608	498
Financing activities
Bank borrowings and issuance of debt	94	—
Repayment of loans and borrowings	(53)	(482)
Repayment of lease liability	(18)	(2)
Issuance of medium term notes (Note 7)	—	700
Issue costs and financing fees	—	(7)
Exercise of stock options	86	7
Dividends paid	(314)	(302)
Cash flow used in financing activities	(205)	(86)
Investing activities
Capital expenditures	(361)	(324)
Contributions to equity accounted investees	(33)	(58)
Interest paid during construction	(8)	(8)
Advances to related parties	(10)	(20)
Changes in non-cash investing working capital and other	27	36
Cash flow used in investing activities	(385)	(374)
Change in cash and cash equivalents	18	38
Effect of movement in exchange rates on cash held	(3)	—
Cash and cash equivalents, beginning of period	157	321
Cash and cash equivalents, end of period	172	359
See accompanying notes to the condensed consolidated Interim Financial Statements

(1)	Pembina has applied IFRS 16 Leases at January 1, 2019 using the modified retrospective approach and has not restated comparative information. See Note 2.

Pembina Pipeline Corporation First Quarter 2019 34

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS
1. REPORTING ENTITY
Pembina Pipeline Corporation ("Pembina" or the "Company") is a Calgary-based, leading transportation and midstream service provider serving North America's energy industry. The condensed consolidated unaudited interim financial statements ("Interim Financial Statements") include the accounts of the Company, its subsidiary companies, partnerships and any investments in associates and joint arrangements as at and for the three months ended March 31, 2019. These Interim Financial Statements and the notes thereto have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2018 ("Consolidated Financial Statements"). The Interim Financial Statements were authorized for issue by Pembina's Board of Directors on May 2, 2019.
Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities and an oil and natural gas liquids infrastructure, storage and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector.
2. CHANGES IN ACCOUNTING POLICIES
Except for the changes as described below, accounting policies as disclosed in Note 4 of the Consolidated Financial Statements have been applied to all periods consistently.
IFRS 16 Leases
The Company has adopted IFRS 16 Leases effective January 1, 2019. IFRS 16 introduced a new lease definition that increases the focus on control of the underlying asset. In addition, IFRS 16 introduced a single, on balance sheet accounting model for lessees that has resulted in the Company recording right-of-use assets representing its right to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting has remained unchanged, except for changes in the classification of subleases.
IFRS 16 has been applied using the modified retrospective approach in which the cumulative effect of initial application was recognized in equity at January 1, 2019 as further disclosed below. Accordingly, the comparative financial information has not been restated and continues to be reported under IAS 17 Leases and IFRIC 4 Determining whether an arrangement contains a lease. The details of the Company's accounting policies under IAS 17 and IFRIC 4, for the comparative period, were disclosed in the Consolidated Financial Statements.
On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of whether a contract entered into before the date of initial application was, or contained, a lease under IFRIC 4, rather than reassess based on the new definition of a lease under IFRS 16. Contracts previously identified as leases were recognized and measured in accordance with IFRS 16.

a.	Accounting policies
The details of significant accounting policies under IFRS 16 and the nature of the changes to previous accounting policies under IAS 17 are outlined below.

i.	Leases
For all contracts entered into or amended on or after January 1, 2019, the Company applies the definition of a lease under IFRS 16 to determine if a contract is, or contains, a lease. A specific asset is the subject of a lease if the contract conveys the right to control the use of that identified asset for a period of time in exchange for consideration. This determination is made at inception of a contract, and reassessed when the terms and conditions of the contract are amended.

35 Pembina Pipeline Corporation First Quarter 2019

At inception or on reassessment of a contract that contains a lease component, the Company allocates contract consideration to the lease and non-lease components on the basis of their relative stand-alone prices. The consideration allocated to the lease components is recognized in accordance with the policies for lessee and lessor leases, as described below. The consideration allocated to non-lease components is recognized in accordance with its nature.

ii.	Lessee
Leased assets are recognized as right-of-use assets, with corresponding lease liabilities recognized on the statement of financial position at the lease commencement date. Right-of-use assets include rail, buildings and land.
The right-of-use asset is initially recognized at cost, and subsequently measured at cost less any accumulated depreciation and accumulated impairment losses, adjusted for remeasurements of the lease liability. The right-of-use asset is depreciated over the lesser of the asset’s useful life and the lease term on a straight-line basis.
The lease liability is initially measured at the present value of the lease payments, discounted at a rate the Company would be required to pay to borrow over a similar term, with a similar security to obtain an asset of a similar value to the right-of-use asset. Lease payments in an optional renewal period are included in the lease liability if the Company is reasonably certain to exercise such option. The lease liability is subsequently increased by interest expense on the lease liability and decreased by lease payments made. Interest expense is recorded in earnings at an amount that represents a constant periodic rate of interest on the remaining balance of the lease liability.
The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimated guaranteed residual value to be paid, or a change in the assessment of whether a purchase option, extension option or termination option is reasonably certain to be exercised. A corresponding adjustment is made to the right of use asset when a liability is remeasured or the adjustment is recorded in earnings if the right of use asset has been reduced to zero.
The Company has elected to apply the recognition exemptions for short-term and low value leases. The Company recognizes lease payments associated with these leases as an expense on a straight-line basis over the lease term.
Under IAS 17, the Company classified lessee leases as operating or finance leases based on its assessment of whether the contract transferred substantially all of the risks and rewards of ownership. The lease payments associated with operating leases were recorded as an expense on a straight-line basis over the lease term. The accounting for finance leases has not changed.

iii.	Lessor
Lessor leases are classified as either operating leases or finance leases according to the substance of the contract. Leases transferring substantially all of the risks incidental to asset ownership are classified as finance leases, while all other leases are classified as operating leases. Subleases are classified as either operating or finance leases in reference to the right-of-use asset arising from the head lease. Under IAS 17, the Company classified lessor subleases as operating or finance leases based on the useful life of the underlying asset.
Assets under finance lease are recognized in finance lease receivables at the value of the net investment in the lease. The net investment in the lease is measured at the net present value of the future amounts receivable, discounted using the interest rate implicit in the lease. Finance income is recognized over the lease term in a pattern reflecting a consistent rate of return on the finance lease receivable.
Lease payments from operating leases are recognized as income on either a straight-line basis or a systematic basis representative of the pattern in which benefit from the use of the underlying asset is received.

Pembina Pipeline Corporation First Quarter 2019 36

b.	Use of estimates and judgments
Judgments
Management applies judgment to determine whether a contract is, or contains, a lease from both a lessee and lessor perspective. This assessment is based on whether the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. Key judgments include whether a contract identifies an asset (a portion of an asset may be identified), whether the lessee obtains substantially all of the economic benefits of the asset over the contract term, and whether the lessee has the right to direct the asset's use. Judgment is also applied in determining the rate used to discount the lease payments.
Estimates
In measuring its lease liabilities, management makes assessments of the stand-alone selling prices of each lease and non-lease component for the purposes of allocating consideration to each component. Management applies its best estimate with respect to the likelihood of renewal, extension and termination option exercise in determining the lease term.

c.	Transition

i.	Lessee
At transition, lease liabilities for contracts previously identified as operating leases under IAS 17 were measured at the present value of the remaining lease payments, discounted at the Company's incremental borrowing rate as at January 1, 2019. For all leases, right-of-use assets were measured at an amount equal to the lease liability.
The Company applied the following practical expedients on transition:

•	the Company applied a single discount rate to a portfolio of leases with similar characteristics rather than multiple discount rates to match the term of each lease;

•
the Company has relied on onerous lease contract assessments previously performed under IAS 37 Provisions, Contingent Liabilities and Contingent Assets as an alternative to an impairment review on right-of-use assets, resulting in an adjustment of the right-of-use asset balance by the amount of the onerous lease contract provision outstanding immediately before the date of initial application; and

•	the Company elected not to recognize right-of-use assets and corresponding lease liabilities for leases with terms of less than twelve months remaining.
There has been no change to the accounting for contracts previously identified as finance leases under IAS 17. The carrying amount of the right-of-use asset and lease liability on transition were determined to be equal to the carrying amount of the lease asset and lease liability under IAS 17.

i.	Lessor
Sub-lease contracts previously classified as operating leases are recognized as finance leases under IFRS 16.

d.	Financial statement impacts
On transition to IFRS 16, the Company identified significant right-of-use assets and lease liabilities related to rail, buildings and land. Further disclosures related to leases are provided in financial statement note 6.

37 Pembina Pipeline Corporation First Quarter 2019

i.	Consolidated statement of financial position
The impacts of adoption of IFRS 16 as at January 1, 2019 are as follows:

	As at December 31, 2018	Adjustments	Opening value January 1, 2019
($ millions)
Assets
Current assets
Trade receivables and other(1)	604	1	605
Non-current assets
Property, plant and equipment(2)	14,730	(18)	14,712
Right-of-use assets(3)	—	427	427
Advances to related parties and other assets(1)(4)	144	33	177
Liabilities and Equity
Current liabilities
Trade payables and other(4)	870	(7)	863
Loans and borrowings(5)	480	(8)	472
Lease liabilities	—	64	64
Non-current liabilities
Loans and borrowings(5)	7,057	(11)	7,046
Lease liabilities	—	416	416
Deferred tax liabilities	2,774	8	2,782
Other liabilities(4)	239	(41)	198
Equity
Attributable to shareholders	14,344	22	14,366

(1)	Includes current lessor finance lease receivables.

(2)	Finance lease assets previously recorded in property, plant and equipment were reclassified to right-of-use assets.

(3)
Right-of-use assets are recorded at a value equal to the associated lease liability of $480 million, less $33 million for sublease arrangements, less onerous lease liability balance at December 31, 2018 of $20 million.

(4)
Operating lease payments were previously recognized on a straight-line basis, with the difference between cash payments and expense (income) recorded to a deferred lease asset or deferred lease liability. These deferrals were derecognized on adoption of IFRS 16.

(5)	Finance leases previously recorded in loans and borrowings were reclassified to lease liabilities. In addition, $20 million of onerous lease liabilities were offset against right-of-use assets.

ii.	Reconciliation of lease liability

($ millions)
Lease commitments, disclosed at December 31, 2018	796
Leases not yet commenced	(33)
Non-lease components	(217)
Renewal options reasonably certain to be exercised	53
Total undiscounted lease payments	599
Discounting impact(1)	(119)
Lease liabilities recognized as at January 1, 2019	480

(1)
The Company discounted lease payments using the incremental credit-risk adjusted borrowing rate applicable to the contract. The weighted-average rate applied on transition for all lease liabilities was 4.01 percent.

Pembina Pipeline Corporation First Quarter 2019 38

New standards and interpretations not yet adopted
Conceptual Framework
In March 2018, the IASB issued a revised Conceptual Framework for Financial Reporting, effective for annual periods beginning on or after January 1, 2020 with early application permitted. The Conceptual Framework sets out the fundamental concepts of financial reporting and is applied to develop accounting policies when no IFRS Standard applies to a particular transaction. The revised Conceptual Framework includes: new concepts on measurement, presentation and disclosure, and derecognition; updated definitions of an asset and a liability and related recognition criteria; and clarifications in important areas, such as the roles of stewardship, prudence and measurement uncertainty in financial reporting. The Company intends to adopt the revised Conceptual Framework for Financial Reporting on its effective date. The Company is currently evaluating the impact that the standard will have on its earnings and financial position.
3. DETERMINATION OF FAIR VALUES
A number of the Company's accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure based on methods as set out in the December 31, 2018 Consolidated Financial Statements. These methods have been applied consistently to all periods presented in these Interim Financial Statements.
4. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Land and Land Rights	Pipelines	Facilities and Equipment	Cavern Storage and Other	Assets Under Construction	Total
Cost
Balance at December 31, 2018	340	7,164	7,159	1,478	939	17,080
Reclassification on adoption of IFRS 16 (Note 2)	—	—	—	(44)	—	(44)
Additions and transfers	8	9	194	172	(14)	369
Change in decommissioning provision	—	15	70	5	—	90
Disposals and other	(1)	(11)	—	(3)	(2)	(17)
Balance at March 31, 2019	347	7,177	7,423	1,608	923	17,478

Depreciation
Balance at December 31, 2018	12	1,221	867	250	—	2,350
Reclassification on adoption of IFRS 16 (Note 2)	—	—	—	(26)	—	(26)
Depreciation	1	36	42	16	—	95
Disposals and other	—	(7)	—	(1)	—	(8)
Balance at March 31, 2019	13	1,250	909	239	—	2,411

Carrying amounts
Balance at December 31, 2018	328	5,943	6,292	1,228	939	14,730
Balance at March 31, 2019	334	5,927	6,514	1,369	923	15,067

39 Pembina Pipeline Corporation First Quarter 2019

5. INVESTMENTS IN EQUITY ACCOUNTED INVESTEES

	Ownership Interest		Share of Profit (Loss) from Equity Investments		Equity Investments
			3 Months Ended March 31
($ millions)	March 31, 2019	December 31, 2018	2019	2018	March 31, 2019	December 31, 2018
Alliance	50%	50%	50	46	2,734	2,799
Aux Sable	42.7% - 50%	42.7% - 50%	4	6	448	480
Ruby Pipeline (1)	50% (1)	50% (1)	29	28	1,615	1,648
Veresen Midstream	45%	45.3%	12	(6)	1,332	1,324
CKPC	50%	50%	1	—	62	—
Other	50% - 75%	50% - 75%	—	2	116	117
			96	76	6,307	6,368

(1)
Ownership interest in Ruby is presented as a 50 percent proportionate share with the benefit of a preferred distribution structure. Share of profit from equity accounted investees for Ruby is equal to the preferred interest distribution.

6. LEASES
Lessee leases
The Company enters into arrangements to secure access to assets necessary for operating the business. Leased (right-of-use) assets include rail, buildings, and land and other assets. Total cash outflows related to leases was $21 million for the three months ended March 31, 2019.
Right-of-use assets

($ millions)	Rail	Buildings	Land & Other	Total
Balance at January 1, 2019 (Note 2)	221	127	79	427
Depreciation	(9)	(4)	(2)	(15)
Balance at March 31, 2019	212	123	77	412
Lessor leases
The Company has entered into contracts for the use of its assets that have resulted in lease treatment for accounting purposes. Assets under operating leases include a pipeline, terminal and storage caverns. Assets under finance leases include office sub-leases.
Maturity of lease receivable

As at March 31, 2019	Operating Leases	Finance Leases
($ millions)
Less than one year	90	1
One to two years	90	6
Two to three years	89	7
Three to four years	89	6
Four to five years	89	4
More than five years	976	16
Total undiscounted lease payments	1,423	40
Unearned finance income		(5)
Finance lease receivable		35
Finance lease receivables are included in Advances to related parties and other assets on the Condensed Consolidated Interim Statement of Financial Position.

Pembina Pipeline Corporation First Quarter 2019 40

7. LOANS AND BORROWINGS
This note provides information about the contractual terms of the Company's interest-bearing loans and borrowings, which are measured at amortized cost.
Carrying value, terms and conditions, and debt maturity schedule

				Carrying value
($ millions)	Authorized at March 31, 2019	Nominal interest rate	Year of maturity	March 31, 2019	December 31, 2018
Senior unsecured credit facilities(1)	3,520	2.88(2)	Various(1)	1,343	1,305
Senior unsecured notes – series A	73	5.565	2020	75	76
Senior unsecured notes – series C	200	5.58	2021	199	199
Senior unsecured notes – series D	267	5.91	2019	267	267
Senior unsecured medium-term notes series 1	250	4.89	2021	250	250
Senior unsecured medium-term notes series 2	450	3.77	2022	449	449
Senior unsecured medium-term notes series 3	450	4.75	2043	447	446
Senior unsecured medium-term notes series 4	600	4.81	2044	596	596
Senior unsecured medium-term notes series 5	450	3.54	2025	448	448
Senior unsecured medium-term notes series 6	500	4.24	2027	498	498
Senior unsecured medium-term notes series 7	500	3.71	2026	498	498
Senior unsecured medium-term notes series 8	650	2.99	2024	646	646
Senior unsecured medium-term notes series 9	550	4.74	2047	541	541
Senior unsecured medium-term notes series 10	400	4.02	2028	398	398
Senior unsecured medium-term notes series 11	300	4.75	2048	298	298
Senior unsecured medium-term notes 3A	50	5.05	2022	50	50
Senior unsecured medium-term notes 4A	200	3.06	2019	204	205
Senior unsecured medium-term notes 5A	350	3.43	2021	353	353
Finance lease liabilities and other(3)	—			—	14
Total interest bearing liabilities				7,560	7,537
Less current portion				(471)	(480)
Total non-current				7,089	7,057

(1)
Pembina's unsecured credit facilities include a $2.5 billion revolving facility that matures May 2023, $1.0 billion non-revolving term loan facility that matures March 2021 and a $20 million operating facility that matures May 2019, which is typically renewed on an annual basis.

(2)
The nominal interest rate is the weighted average of all drawn credit facilities based on the Company's credit rating at March 31, 2019. Borrowings under the credit facilities bear interest at prime, Bankers' Acceptance, or LIBOR rates, plus applicable margins.

(3)	On adoption of IFRS 16 on January 1, 2019, finance leases previously reported in loans and borrowings were reclassified to lease liabilities. See Note 2.
Subsequent to quarter end, Pembina closed an offering of $800 million of senior unsecured medium-term notes (the "Offering") on April 3, 2019. The Offering was conducted in two tranches consisting of $400 million in senior unsecured medium-term notes, series 12, having a fixed coupon of 3.62 percent per annum, paid semi-annually, and maturing on April 3, 2029 and $400 million in senior unsecured medium-term notes, series 13, having a fixed coupon of 4.54 percent  per annum, paid semi-annually, and maturing on April 3, 2049.
All facilities are governed by specific debt covenants which Pembina was in compliance with at March 31, 2019 (2018: in compliance).

41 Pembina Pipeline Corporation First Quarter 2019

8. DECOMMISSIONING PROVISION

($ millions)	2019
Balance at January 1	573
Unwinding of discount rate	3
Change in rates	93
Additions	5
Change in estimates and other	(5)
Total	669
Less current portion (included in accrued liabilities)	(4)
Balance at March 31	665
The Company applied a 1.8 percent inflation rate per annum (2018: 1.8 percent) and a risk-free rate of 2.0 percent (2018: 2.3 percent) to calculate the present value of the decommissioning provision. Changes in the measurement of the decommissioning provision are added to, or deducted from, the cost of the related asset in property, plant and equipment. When a re-measurement of the decommissioning provision relates to a retired asset, the amount is recorded in earnings.
9. SHARE CAPITAL
Common share capital

($ millions, except as noted)	Number of common shares (millions)	Common share capital
Balance at December 31, 2018	508	13,662
Share-based payment transactions	2	89
Balance at March 31, 2019	510	13,751
Preferred share capital

($ millions, except as noted)	Number of preferred shares (millions)	Preferred share capital
Balance at December 31, 2018	100	2,423
Preferred Shares issued, net of issue costs	—	(1)
Balance at March 31, 2019	100	2,422
Dividends
The following dividends were declared by the Company:

3 Months Ended March 31
($ millions)	2019	2018
Common shares
Common shares $0.57 per qualifying share (2018: $0.54)	290	272
Preferred shares
$0.306625 per qualifying Series 1 preferred share (2018: $0.265625)	3	3
$0.293750 per qualifying Series 3 preferred share (2018: $0.293750)	2	2
$0.312500 per qualifying Series 5 preferred share (2018: $0.312500)	3	3
$0.281250 per qualifying Series 7 preferred share (2018: $0.281250)	3	3
$0.296875 per qualifying Series 9 preferred share (2018: $0.296875)	2	2
$0.359375 per qualifying Series 11 preferred share (2018: $0.359375)	2	2
$0.359375 per qualifying Series 13 preferred share (2018: $0.359375)	4	4
$0.279000 per qualifying Series 15 preferred share (2018: $0.279000)	2	2
$0.312500 per qualifying Series 17 preferred share (2018: $0.312500)	2	2
$0.312500 per qualifying Series 19 preferred share (2018: $0.312500)	3	3
$0.306250 per qualifying Series 21 preferred share (2018: $0.281900)	5	4
	31	30

Pembina Pipeline Corporation First Quarter 2019 42

On January 30, 2019, Pembina announced that it did not intend to exercise its right to redeem the six million Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 3 ("Series 3 Shares") shares outstanding on March 1, 2019.
On March 1, 2019, Pembina announced that it did not intend to exercise its right to redeem the six million Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 17 ("Series 17 Shares") shares outstanding on March 31, 2019.
On April 9, 2019, Pembina announced that its Board of Directors had declared a dividend of $0.19 per qualifying common share ($2.28 annually) in the total amount of $97 million, payable on May 15, 2019 to shareholders of record on April 25, 2019. Pembina's Board of Directors also declared quarterly dividends for the Company's preferred shares as outlined in the following table:

Series	Record date	Payable date	Per share amount	Dividend amount ($ millions)
Series 1	May 1, 2019	June 3, 2019	$0.306625	3
Series 3	May 1, 2019	June 3, 2019	$0.279875	2
Series 5	May 1, 2019	June 3, 2019	$0.312500	3
Series 7	May 1, 2019	June 3, 2019	$0.281250	3
Series 9	May 1, 2019	June 3, 2019	$0.296875	2
Series 11	May 1, 2019	June 3, 2019	$0.359375	2
Series 13	May 1, 2019	June 3, 2019	$0.359375	4
Series 15	June 17, 2019	July 2, 2019	$0.279000	2
Series 17	June 17, 2019	July 2, 2019	$0.301313	2
Series 19	June 17, 2019	July 2, 2019	$0.312500	3
Series 21	May 1, 2019	June 3, 2019	$0.306250	5
On May 2, 2019, Pembina's Board of Directors approved a 5 percent increase in its monthly common share dividend rate (from $0.19 per common share to $0.20 per common share), commencing with the dividend paid on June 14, 2019.
10. REVENUE
Revenue has been disaggregated into categories to reflect how the nature, timing and uncertainty of revenue and cash flows are affected by economic factors.

a.	Revenue disaggregation

	2019				2018
3 Months Ended March 31	Pipelines Division	Facilities Division	Marketing & New Ventures Division	Total	Pipelines Division	Facilities Division	Marketing & New Ventures Division	Total
($ millions)
Take-or-pay(1)	273	161	—	434	205	163	—	368
Fee-for-service(1)	96	17	—	113	90	22	—	112
Product sales(2)(3)	—	3	1,396	1,399	—	1	1,332	1,333
Revenue from contracts with customers	369	181	1,396	1,946	295	186	1,332	1,813
Lease and other revenue(4)	15	7	—	22	24	—	—	24
Total external revenue	384	188	1,396	1,968	319	186	1,332	1,837

(1)	Revenue recognized over time.

(2)	Revenue recognized at a point in time.

(3)	Revenue reported for 2018 periods have been recast to reflect updated presentation for 2019, where product sales are reported in the Marketing & New Ventures Division.

(4)	Includes fixed operating lease income of $22 million for the three months ended March 31, 2019.

43 Pembina Pipeline Corporation First Quarter 2019

b.	Contract balances
Significant changes in the contract liabilities balances during the period are as follows:

	3 Months Ended			12 Months Ended
	March 31, 2019			December 31, 2018
($ millions)	Take-or-pay	Other contract liabilities	Total contract liabilities	Take-or-pay	Other contract liabilities	Total contract liabilities
Opening balance	9	159	168	8	149	157
Additions (net in the period)	13	1	14	5	33	38
Revenue recognized from contract liabilities(1)	(2)	(9)	(11)	(4)	(23)	(27)
Closing balance	20	151	171	9	159	168
Less current portion(2)	(20)	(21)	(41)	(9)	(28)	(37)
Ending balance	—	130	130	—	131	131

(1)	Recognition of revenue related to performance obligations satisfied in the current period that were included in the opening balance of contract liabilities.

(2)
As at March 31, 2019, the balance includes $20 million of cash collected under take-or-pay contracts which will be recognized during the remainder of the year as the customer chooses to ship, process, or otherwise forego the associated service (March 31, 2018: $37 million).

Contract liabilities depict the Company's obligation to perform services in the future for which payment has been received from customers. Contract liabilities include up-front payments or non-cash consideration received from customers for future transportation, processing and storage services. Contract liabilities also include consideration received from customers for take-or-pay commitments where the customer has a make-up right to ship or process future volumes under a firm contract. These amounts are non-refundable should the customer not use its make-up rights.
The Company does not have any contract assets. In all instances where goods or services have been transferred to a customer in advance of the receipt of customer consideration, the Company's right to consideration is unconditional and has therefore been presented as a receivable.

c.	Revenue allocated to remaining performance obligations
Pembina expects to recognize revenue in future periods that includes current unsatisfied or partially unsatisfied remaining performance obligations. There has not been a significant change in the amount of revenue Pembina expects to recognize over the next five year period or all future periods compared to that previously disclosed in the Consolidated Financial Statements as at and for the year ended December 31, 2018.
11. NET FINANCE COSTS

	3 Months Ended March 31
($ millions)	2019	2018
Interest expense on financial liabilities measured at amortized cost:
Loans and borrowings	71	67
Convertible debentures	—	2
Leases	5	—
Unwinding of discount rate	3	3
Loss in fair value of non-commodity-related derivative financial instruments	3	8
Gain on revaluation of conversion feature of convertible debentures	—	(15)
Foreign exchange gain and other	(3)	(6)
Net finance costs	79	59

Pembina Pipeline Corporation First Quarter 2019 44

12. OPERATING SEGMENTS
Pembina's operating segments are organized by three divisions: Pipelines, Facilities and Marketing & New Ventures.

3 Months Ended March 31, 2019	Pipelines Division(1)	Facilities Division	Marketing & New Ventures Division(3)	Corporate & Inter-Division Eliminations	Total
($ millions)
Revenue from external customers	384	188	1,396	—	1,968
Inter-division revenue	32	83	—	(115)	—
Total revenue(3)	416	271	1,396	(115)	1,968
Operating expenses	98	85	—	(43)	140
Cost of goods sold, including product purchases	—	1	1,265	(72)	1,194
Realized gain on commodity-related derivative financial instruments	—	—	(19)	—	(19)
Share of profit from equity accounted investees	79	12	5	—	96
Depreciation and amortization included in operations	57	39	17	3	116
Unrealized loss on commodity-related derivative financial instruments	—	—	45	—	45
Gross profit	340	158	93	(3)	588
Depreciation included in general and administrative	—	—	—	9	9
Other general and administrative	10	5	13	37	65
Other expense	1	—	1	1	3
Reportable segment results from operating activities	329	153	79	(50)	511
Net finance costs	2	2	(3)	78	79
Reportable segment earnings (loss) before tax	327	151	82	(128)	432
Capital expenditures	192	112	55	2	361
Contributions to equity accounted investees	—	26	64	—	90

3 Months Ended March 31, 2018	Pipelines Division(1)	Facilities Division(4)	Marketing & New Ventures Division(2)(4)	Corporate & Inter-Division Eliminations	Total
($ millions)
Revenue from external customers	319	186	1,332	—	1,837
Inter-Division revenue	34	65	—	(99)	—
Total revenue(3)	353	251	1,332	(99)	1,837
Operating expenses	85	65	—	—	150
Cost of goods sold, including product purchases	—	3	1,212	(97)	1,118
Realized loss on commodity-related derivative financial instruments	—	—	18	—	18
Share of profit (loss) from equity accounted investees	75	(5)	6	—	76
Depreciation and amortization included in operations	49	35	5	—	89
Unrealized gain on commodity-related derivative financial instruments	—	—	(30)	—	(30)
Gross profit	294	143	133	(2)	568
Depreciation included in general and administrative	—	—	—	8	8
Other general and administrative	5	5	10	33	53
Other expense	—	—	—	3	3
Reportable segment results from operating activities	289	138	123	(46)	504
Net finance costs (income)	2	5	(3)	55	59
Reportable segment earnings (loss) before tax	287	133	126	(101)	445
Capital expenditures	266	38	20	—	324
Contributions to equity accounted investees	—	58	—	—	58

(1)	Pipelines Division transportation revenue includes $5 million (2018: $6 million) associated with U.S. pipeline sales.

(2)	Marketing & New Ventures Division includes revenue of $63 million (2018:$56 million) associated with U.S. midstream sales.

(3)	During both periods, one customer accounted for 10 percent or more of total revenues, with $207 million (2018: $185 million) reported throughout all segments.

(4)
Revenue and cost of goods sold reported for all 2018 periods have been recast to reflect updated presentation for 2019, where all cost of goods sold and corresponding revenues are reported in the Marketing & New Ventures Division.

45 Pembina Pipeline Corporation First Quarter 2019

13. FINANCIAL INSTRUMENTS
Fair values
The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position, are shown in the table below. Financial assets or liabilities that have carrying value that approximates fair value have been excluded.

	March 31, 2019				December 31, 2018
	Carrying value	Fair Value(1)			Carrying value	Fair Value(1)
($ millions)		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Financial assets carried at fair value
Derivative financial instruments	11	—	11	—	54	—	54	—
Advances to related parties(2)	—	—	—	—	58	—	—	58
	11	—	11	—	112	—	54	58
Financial assets carried at amortized cost
Advances to related parties and other assets	125	—	125	—	86	—	86	—
Financial liabilities carried at fair value
Derivative financial instruments	10	—	10	—	6	—	6	—
Financial liabilities carried at amortized cost
Loans and borrowings(3)	7,560	—	7,919	—	7,537	—	7,588	—

(1)	The basis for determining fair value is disclosed in note 3.

(2)
Advances to related parties carried at fair value consisted of funds advanced by Pembina to a jointly controlled entity with an equity conversion option that was exercised during the quarter. US$43 million of advances were converted to shares during the quarter and are included in the Investments in Equity Accounted Investees balance in the condensed consolidated interim statements of financial position at March 31, 2019.

(3)	Carrying value of current and non-current balances.
14. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
Pembina had the following contractual obligations outstanding at March 31, 2019:

	Payments due by period
Contractual obligations ($ millions)	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Leases(1)	574	61	150	113	250
Loans and borrowings(2)	10,820	770	2,374	1,815	5,861
Construction commitments(3)	1,137	702	100	31	304
Other	239	32	74	52	81
Total contractual obligations	12,770	1,565	2,698	2,011	6,496

(1)	Includes rail, office space, land and vehicles leases.

(2)	Excluding deferred financing costs. Including interest payments on senior unsecured notes.

(3)
Excluding significant projects that are awaiting regulatory approval at March 31, 2019, projects which Pembina is not committed to construct, and projects that are executed by equity accounted investees.

Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined and therefore an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to 10 years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 24 and 105 mbpd each year up to and including 2027. Power purchase agreements range from one to 25 years and involve the purchase of power from electrical service providers. The Company has secured up to 60 megawatts per day each year up to and including 2043.
Commitments to equity accounted investees
Pembina has a contractual commitment to provide equity contributions to CKPC based on budgeted amounts approved by the joint venture partners, not to exceed US$89 million. In addition, Pembina is contractually committed to provide CKPC with funding to construct assets that will form part of CKPC's PDH/PP Facility, subject to certain conditions being met.

Pembina Pipeline Corporation First Quarter 2019 46

Pembina has a contractual commitment to advance US$63 million to Ruby during the period to March 26, 2020.
Pembina has commitments to provide contributions to certain equity accounted investees based on annual budgets approved by the joint venture partners.
Contingencies
The Company, its subsidiaries and its investments in equity accounted investees are subject to various legal and regulatory proceedings and actions arising in the normal course of business. We represent our interests vigorously in all proceedings in which we are involved. Legal and administrative proceedings involving possible losses are inherently complex, and we apply significant judgment in estimating probable outcomes. While the outcome of such actions and proceedings cannot be predicted with certainty, management believes that the resolutions of such actions and proceedings will not have a material impact on the Company’s financial position or results of operations.
Guarantees
The Company has $65 million (2018: $69 million) in letters of credit issued to facilitate commercial transactions with third parties and to support regulatory requirements.
The Company has provided guarantees to various third parties in the normal course of conducting business. The guarantees include financial guarantees to counterparties for product purchases and sales, transportation services, utilities, engineering and construction services. The guarantees have not had and are not expected to have a material impact on the Company's financial position, earnings, liquidity or capital resources.

47 Pembina Pipeline Corporation First Quarter 2019

HEAD OFFICE
Pembina Pipeline Corporation
Suite 4000, 585 - 8th Avenue SW
Calgary, Alberta T2P 1G1
AUDITORS
KPMG LLP
Chartered Accountants
Calgary, Alberta
TRUSTEE, REGISTRAR
& TRANSFER AGENT
Computershare Trust Company of Canada
Suite 600, 530 - 8th Avenue SW
Calgary, Alberta T2P 3S8
1.800.564.6253
STOCK EXCHANGE
Pembina Pipeline Corporation
Toronto Stock Exchange listing symbols for:
COMMON SHARES PPL
PREFERRED SHARES PPL.PR.A, PPL.PR.C, PPL.PR.E, PPL.PR.G, PPL.PR.I, PPL.PR.K, PPL.PR.M, PPL.PR.O, PPL.PR.Q, PPL.PR.S and PPL.PF.A.
New York Stock Exchange listing symbol for:
COMMON SHARES PBA
INVESTOR INQUIRIES
PHONE 403.231.3156
FAX 403.237.0254
TOLL FREE 1.855.880.7404
EMAIL investor-relations@pembina.com
WEBSITE www.pembina.com